Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

AND NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

DATED MAY 6, 2022

LithiumAmericas

300 – 900 West Hastings Street
Vancouver, British Columbia V6C 1E5
www.lithiumamericas.com

Table of Contents

General Information	1	Other Public Company Boards and Committees	21
Date of Information	2	2021 Compensation	21
Currency	2	2021 Meeting Attendance	21
Committee Abbreviations	2	Securities Ownership Guidelines	21
Principal Holders of Voting Securities	2	2021 AGM Voting Results	22
Meeting Representations	2	Other Public Company Boards and Committees	22
Additional Information	2	2021 Compensation	22
		2021 Meeting Attendance	22
		Securities Ownership Guidelines – Independent Directors	22
Voting Information	3	2021 AGM Voting Results	23
Proxy Solicitation	4	Other Public Company Boards and Committees	23
Who Can Vote	4	2021 Compensation	23
Voter Types	4	2021 Meeting Attendance	23
How to Vote	5	Securities Ownership Guidelines – Independent Directors	23
Voting Changes	7	Corporate Cease Trade Orders, Bankruptcies, Penalties
Exercise of Discretion	7	and Sanctions	24
Technical Requirements	7
Notice to United States Shareholders	8	Corporate Governance	25
Notice and Access	8	About the Board	27
		ESG Approach	28
Items of Business	9	ESG Vision and Priorities	29
Receive Financial Statements	10	Diversity	30
Set Number of Directors on the Board	10	Risk Management	34
Elect Directors	10	Position Descriptions for the CEO and CFO	35
Approach to Executive Compensation	10	Shareholder Engagement	35
Appoint the Auditor	11	In-Camera Meetings	35
Other Business	11	Ethical Business Conduct	35
		Serving as a Director	36
		Board Education and Orientation	39
Directors Disclosure	13	Committees of the Board	40
Advance Notice for Nominations	14	Director Meeting Attendance	42
Majority Voting Policy	14	Director Compensation	43
Diverse and Independent Board with Lithium Industry Experience	14	Indebtedness of Directors and Executive Officers	46
Nominees	15
2021 AGM Voting Results	15	Executive Compensation	47
Other Public Company Boards and Committees	15	Executive Compensation Philosophy	49
2021 Compensation	15	Compensation Governance	49
2021 Meeting Attendance	15	Compensation Advisor and Peer Group Benchmarking Review	49
Securities Ownership Guidelines – Independent Directors	15	Performance Evaluation and Compensation Process	50
2021 AGM Voting Results	16	Compensation Benchmarking	51
Other Public Company Boards and Committees	16	Compensation Peer Group	51
2021 Compensation	16	Named Executive Officers	51
2021 Meeting Attendance	16	Elements of Executive Compensation	52
Securities Ownership Details – Independent Directors	16	2021 Individual Performance and STI and LTI Awards	56
2021 AGM Voting Results	17	2021 Individual Performance of Named Executives	57
Other Public Company Boards and Committees	17	Performance Graph	58
2021 Compensation	17	Summary Compensation Table	59
2021 Meeting Attendance	17	Incentive Plan Awards	60
Securities Ownership Details – Independent Directors	17	Other Compensation and Pension Benefits	61
2021 AGM Voting Results	18	Employment Agreements	61
Other Public Company Boards and Committees	18	Termination and Change of Control Benefits	62
2021 Compensation	18	Management Contracts	63
2021 Meeting Attendance	18
Securities Ownership Details	18	Securities authorized for issuance under
2021 AGM Voting Results	19	equity compensation plans	65
Other Public Company Boards and Committees	19	Annual Burn Rate Under the Plan	66
2021 Compensation	19	Summary of the Plan	67
2021 Meeting Attendance	19	Plan Share Issuance Limits	69
Securities Ownership Guidelines – Independent Directors	19
2021 AGM Voting Results	20	Forward-Looking Statements	71
Other Public Company Boards and Committees	20
2021 Compensation	20
2021 Meeting Attendance	20
Securities Ownership Guidelines	20
2021 AGM Voting Results	21

2022 Management Information Circular	i

2022 Highlights

Thacker Pass
Cauchari-Olaroz
Pastos Grandes

Lithium Americas is focused on advancing the Cauchari-Olaroz and Pastos Grandes projects in Argentina and the Thacker Pass project in Nevada, USA towards production.

Quick Facts

+$1B	40kt	+20kt	+2.5Mt
+$1 billion raised in debt and equity	Targeting an initial 40,000 tpa lithium carbonate capacity at both Cauchari-Olaroz and Thacker Pass	Stage 2 expansion planning at Cauchari-Olaroz of at least 20,000 tpa	+2.5Mt of LCE demand expected by 2030 (source: Q3'21 Benchmark)

CONSTRUCTION UNDER WAY IN ARGENTINA

Construction on Stage 1 of the Cauchari-Olaroz brine project is advancing towards commissioning in the second half of 2022. The initial capacity is designed to produce 40,000 tonnes per annum of battery-quality lithium carbonate.

UNLOCKING VALUE IN NEVADA

CAT

In Nevada, Lithium Americas is focused on developing the 100%-owned Thacker Pass project, with a Record of Decision issued in January 2021 and all key state environmental permits approved in February 2022.

ii LithiumAmericas

Letter to Shareholders from the Board Chair and CEO & President

(left to right) Fabiana Chubbs, Franco Mignacco, Jinhee Magie, George Ireland, John Kanellitsas,
Jonathan Evans, Kelvin Dushnisky, Dr. Yuan Gao and Xiaoshen Wang

Dear Fellow Lithium Americas Shareholders,

On behalf of the Board of Directors of Lithium Americas Corp., we invite you to attend our annual general meeting of shareholders on June 21, 2022 at 10 a.m. Pacific Time (the “Meeting”). To allow all of our shareholders to attend, we will hold the Meeting as an online virtual meeting as we did last year.

This Management Information Circular provides you with information for purposes of voting on items of business that will be considered at the Meeting, including the election of directors, appointment of auditors and, on an advisory basis, the approval of our approach to executive compensation.

2021 was another important year for Lithium Americas. Our focus is on execution as we continue to advance our lithium development projects in North and South America towards production. In Argentina, Caucharí-Olaroz construction of Phase 1 40,000 tonnes per annum of lithium carbonate continues to advance towards commissioning, targeted for the second half of 2022, and concurrently, we commenced expansion planning of Stage 2 of at least 20,000 tonnes per annum with our joint venture partner Ganfeng Lithium. In North America at Thacker Pass, the project continues to advance towards construction with the Record of Decision received in January 2021 and key state-level environmental permits received in February 2022.

We also built our pipeline for future growth with a strategic investment in Arena Minerals Inc. and a successful bid to acquire Millennial Lithium Corp. (which closed in January 2022). In addition, we strengthened and de-risked our balance sheet with two substantial financings in January and December 2021, totaling approximately US$659M, which allowed us to replace secured debt with convertible notes on more favourable terms and increased our strategic flexibility.

From an organizational perspective, we continued to grow our teams across all our regions, all while ensuring the continuing health and safety of our people and operations during the year’s ebbs and flows of COVID-19.

Your votes are important to us. We encourage you to read the circular in advance to allow meaningful participation in the voting process.

On behalf of everyone at Lithium Americas, we appreciate your ongoing support of our Company.

DATED May 6, 2022

Sincerely,

Signed “George Ireland”	Signed “Jonathan Evans”

George Ireland	Jonathan Evans
Board Chair	CEO & President

2022 Management Information Circular	iii

Notice of
Annual General Meeting
of Shareholders

NOTICE is hereby given that the annual general meeting (the “Meeting”) of the shareholders of Lithium Americas Corp. (the “Company”, “Lithium Americas” and “we”, “us”, “our” or similar terms) will be held:

When	Where	Vote your shares in advance using the proxy form or voting instruction form in your package of materials.

Tuesday, June 21, 2022 at 10 a.m. (Pacific Time)	Live webcast on the Computershare meeting platform at meetnow.global/MDNX6A5	Or vote in real time at the virtual meeting.

Please read the details about voting beginning on page 3 of the management information circular.

At the Meeting, shareholders will be asked to:

1.	Receive the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the auditor’s report thereon;

2.	Determine the number of directors as nine;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.	Consider a non-binding advisory resolution on the Company’s approach to executive compensation; and

6.	Transact such other business as may properly be put before the Meeting.

Details on each item of business are described in the management information circular accompanying this notice, starting on page 9.

This year, we are continuing with our online only Meeting as a result of the ongoing global coronavirus pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders.

Participation by our shareholders is important to the Company. If you owned shares as of close of business on May 6, 2022 you are entitled to vote as a shareholder at the Meeting. Those shareholders unable to attend the Meeting are encouraged to vote their proxy in advance. Information on how to vote is provided on page 5 of the accompanying circular.

DATED at Vancouver, British Columbia, this 6th day of May, 2022.

ON BEHALF OF THE BOARD Signed “George Ireland”

George Ireland
Chair of the Board

iv

1. GENERAL INFORMATION

General Proxy Information

Date of Information

All information in this management information circular (“Circular”) is dated as of May 6, 2022, except as otherwise noted herein.

Currency

All currency amounts herein are expressed in Canadian dollars (“C$” or “$”) or United States dollars (“US$”), as indicated herein.

Committee Abbreviations

Committees of our board of directors (“Board”) are abbreviated in certain tables in this Circular as follows:

  Audit Committee and Risk – “ACR”
  Environment, Sustainability, Safety and Health Committee –“ESSHC”
  Governance, Nomination, Compensation and Leadership Committee – “GNCLC”

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Company’s issued and outstanding common shares (“Common Shares”), other than as set out in the table below.

		Percentage of
	Number of Common	Outstanding
Name of Shareholder	Shares Owned(1)	Common Shares
Ganfeng Lithium Co., Ltd.(2)	15,000,000	11.1%

Notes:
(1)	These numbers are derived from the respective shareholders, or public filings made by these shareholders on the System for Electronic Disclosure by Insiders (SEDI).
(2)	Mr. Xiaoshen Wang, a director of Lithium Americas, is the Vice Chairman, the Executive Vice President and a director of Ganfeng Lithium Co., Ltd (“Ganfeng”).

Meeting Representations

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Additional Information

Financial information about us is included in our annual financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year. These documents, along with our annual information form, are filed under our profile on SEDAR (www.sedar.com). Information concerning the Company, including printed copies of our annual financial statements and MD&A, may be obtained by any shareholder of the Company (“Shareholder”) free of charge by contacting the Company at 778-656-5820 or info@lithiumamericas.com.

2

2. VOTING INFORMATION

Voting Information and
Meeting Participation

Proxy Solicitation

The Company is providing this Circular to Shareholders to solicit proxies for use at the annual general meeting of Shareholders (the “Meeting”) to be held on June 21, 2022 at 10 a.m. Pacific Time by live webcast on the Computershare meeting platform at meetnow.global/MDNX6A5. See the accompanying notice of meeting on page iv for further details.

Our management is primarily soliciting proxies by mail, but may also contact Shareholders by telephone or email. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the Notice Package (as defined below) to beneficial owners of such Common Shares.The Company will provide, without cost to such persons, upon request to the Chief Financial Officer (“CFO”) of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company.

Who Can Vote

If you held Common Shares as of the close of business on May 6, 2022 (the “Record Date”), you are entitled to vote at the Meeting as a Shareholder. Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. As of the Record Date, the Company had 134,477,072 fully paid and non-assessable Common Shares issued and outstanding, each carrying the right to one vote. The Company’s authorized capital consists of an unlimited number of Common Shares without par value.

As of the date of this Circular, the directors and executive officers of the Company beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 22,486,182 Common Shares (including Common Shares held by Ganfeng), representing approximately 16.7% of the issued and outstanding Common Shares on an undiluted basis.

The Company’s articles (the “Articles”) provide that the quorum for the transaction of business at the Meeting is at least two Shareholders who hold in aggregate at least 5% of the issued Common Shares entitled to vote at the Meeting. A simple majority of the votes cast at the Meeting, whether virtually, by proxy or otherwise, will constitute approval of any item of business considered at the Meeting.

Voter Types

Voters fall into two categories:

  registered shareholders – meaning the share certificate is in your name; or

  non-registered (beneficial) shareholders – meaning the share certificate is registered in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (e.g. The Canadian Depository for Securities Limited commonly known as CDS, or Cede & Co.).

4

How to Vote

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting by attending online. How you vote will vary depending on whether you are a registered shareholder or a non-registered (beneficial shareholder):

Ways to Vote	For Registered Shareholders	For Non-Registered Shareholders
In advance of	Voting by proxy means you appoint another	We send meeting materials to intermediaries for
the Meeting	individual – either our management or any other	delivery to non-registered shareholders who have not
	person of your choice – to attend the Meeting and	waived the right to receive them, and pay for delivery
	vote your Common Shares based on your instructions	costs to objecting beneficial shareholders.
to the person. This person does not need to be a
	shareholder of the Company to be your proxy.	If you a non-registered shareholder who has not
waived the right to receive our meeting materials,
	The form of proxy enclosed with this Circular names	your intermediary is required to deliver the meeting
	the senior management of Lithium Americas who	materials to you. The materials will generally include
	will vote your shares as proxy if you do not appoint	a voting instruction form (“VIF”) that will allow you to
	another person. Proxies voted by our management	vote your shares.
will be voted as follows:
	FOR setting the number of directors at nine for the	The VIF should be completed, signed and returned to
	ensuing year	your intermediary. You can also vote by telephone or
	FOR electing all director nominees	online per the VIF instructions.
FOR appointing PwC as our auditors
FOR the ‘say-on-pay’ advisory vote in support
of our approach to executive compensation as
described in this Circular

To appoint a person as your proxy other
than our management, you must fill in their
name in the space provided on the proxy
form and return your proxy. You must also
register your proxyholder with Computershare
Investor Services Inc. (“Computershare”) at
http://www.computershare.com/LithiumAmericas
by 10 a.m. Pacific Time on June 17, 2022. You must
register your non-management proxyholder with
Computershare to allow that person to receive a
control number from Computershare. Otherwise that
person will not be able to vote at the Meeting.

Failure to register will result in the proxyholder not
receiving a control number to attend, participate or
vote at the Meeting. Without a control number, the
proxyholder will only be able to attend the Meeting
online as a guest. Guests are unable to vote or
ask questions.

All proxies must be completed and returned to
Computershare by 10 a.m. Pacific Time on June 17,
2022, or at least 48 hours (excluding Saturdays,
Sundays and holidays) before any adjourned or
reconvened meeting. Proxies can be returned using
one of the return methods set out below. The Chair
of the meeting is permitted to accept late proxies in
their discretion.

Proxy Return Methods:
• Mail – complete, sign, date and mail your proxy
to Computershare Investor Services Inc., Proxy
Department at 8th Floor, 100 University Avenue,
Toronto, Ontario, M5J 2Y1;
• Fax – complete, sign, date and fax your proxy
to Computershare Investor Services Inc. at
(416) 263-9524 or 1-866-249-7775;

2022 Management Information Circular	5

2. VOTING INFORMATION

Ways to Vote	For Registered Shareholders	For Non-Registered Shareholders
In advance of	• Internet voting – vote your proxy online at
the Meeting	www.investorvote.com using the 15-digit or
(cont’d)	16-digit control number located at the bottom of
your proxy; or
• Telephone – vote your proxy by telephone
at 1-866-732-VOTE (8683) (toll free within
North America) or 1-312-588-4290 (outside
North America).
Online at the	Registered shareholders can attend the Meeting	Should a Non-Registered Shareholder who
Meeting	online and vote their shares through the online	receives one of the above forms wish to vote at
	meeting platform, rather than voting by proxy. This	the Meeting (or have another person attend and
	means you attend the Meeting online at the meeting	vote on behalf of the Non-Registered Shareholder),
	time set out on the Notice of Meeting, and vote at	the Non-Registered Shareholder must: (1) follow
	that time.	the instructions on the VIF to indicate that they (or
	We recommend you consider voting by proxy	such other person) will virtually attend and vote at
	even if you plan to attend the Meeting in person,	the Meeting, and (2) register their appointment at
	in case you are unable to attend for any reason or	http://www.computershare.com/LithiumAmericas. If
	you encounter technical difficulties using the online	the Non-Registered Shareholder has completed these
	meeting platform.	two steps within the required timeframe, then, prior to
	You can attend the Meeting in person by following	the Meeting, Computershare will contact the Non-
	these steps:	Registered Shareholder by email with login details to
allow login to the live webcast and vote at the Meeting
	• At least a few minutes before the Meeting, go to	using the Computershare meeting platform, available
	the Computershare meeting platform website,	online at meetnow.global/MDNX6A5. Non-Registered
	meetnow.global/MDNX6A5	Shareholders should carefully follow the instructions
	• Login by clicking on “I have a Control Number”	contained in the VIF of their intermediaries and
	and entering the 15-digit control number on the	contact them directly with any questions regarding
	proxy form	the voting of Common Shares owned by them.

	A “Virtual AGM User Guide” is available with the	A “Virtual AGM User Guide” is available with the
	meeting materials on SEDAR and EDGAR.	meeting materials on SEDAR and EDGAR.

Voting instructions must be received in sufficient
time to allow for the VIF to be forwarded by the
intermediary to Computershare before 10 a.m.
Pacific Time on June 17, 2022.
To attend and vote at the Meeting, U.S. Non-
Registered Shareholders must first obtain a valid
legal proxy from their intermediary and then register
in advance to attend the Meeting. The U.S Non-
Registered Shareholder must follow the instructions
from their intermediary included with the Notice
Package, or contact their intermediary to request a
legal proxy form. After first obtaining a valid legal
proxy from their intermediary, to then register to
attend the Meeting, U.S. Non-Registered Shareholders
must submit a copy of their valid legal proxy to
Computershare. Requests for registration should be
directed to Computershare by mail at 100 University
Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by
email at USLegalProxy@computershare.com.
Requests for registration must be labeled as
“Legal Proxy” and be received no later than 10 a.m.
Pacific time on June 17, 2022. U.S. Non-Registered
Shareholders will receive a confirmation of registration
by email after Computershare receives the registration
materials. All U.S. Non-Registered Shareholders must
also register their appointment at the following link:
http://www.computershare.com/LithiumAmericas.

6

Voting Changes

You can change how you have voted your shares by proxy in advance of the Meeting.

A Registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the Registered Shareholder or their authorized attorney (or for corporations who are Registered Shareholders, by an authorized officer or attorney under the corporate seal) to our head office at Lithium Americas Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A Non-Registered Shareholder wishing to change their vote must, at least seven days before the Meeting, contact their intermediary to change their vote and follow their intermediary’s instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

Common Shares represented by a properly executed proxy given in favour of the persons designated in the printed portion of the accompanying proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Except with respect to broker non-votes described below, where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, the proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Company should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgment of the nominee.

Under rules of the New York Stock Exchange (“NYSE”), brokers and other intermediaries holding shares in street name for their customers are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than the proposals to set the number of directors and for the appointment of our auditor, we believe all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors or any other matter to be voted on at the Meeting, except to the extent that the failure to vote for an individual nominee results in another individual receiving a larger proportion of votes cast for the election of directors. For purposes of the Company’s Majority Voting Policy (as defined below), a broker non-vote is not considered to be a withhold vote.

Technical Requirements

If you are attending the Meeting online to vote, ensure that you are entitled to vote and that you are connected to the internet at all times to allow you to vote on the resolutions during the polling periods for each matter put before the Meeting. You are responsible for ensuring you have internet connectivity at all times during the Meeting. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. The platform does not support access using Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the Computershare meeting platform, participants should use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Logging in at least an hour before the start of the Meeting is recommended to check that you are able to access the online platform. If you are having technical difficulties with access, you can contact 1-888-724-2416 for technical assistance.

If you are a non-registered shareholder and wish to vote at the Meeting, you are responsible for appointing yourself or a third party as a proxyholder and submitting your proxy form with third party appointment details completed to Computershare and registering the third party appointment online with Computershare in advance of the Meeting at http://www.computershare.com/LithiumAmericas.

The Company believes that shareholder participation at meetings is important, regardless of the online format for the meeting. As such, the meeting platform we have selected allows for registered shareholders to ask written questions during the

2022 Management Information Circular	7

2. VOTING INFORMATION

meeting, and during any subsequent Company presentation. This facilitates a similar level of interaction as would be expected at an in person meeting. Questions will be answered by the Chair of the meeting, or by our senior management in that person’s discretion. We may choose not to answer any question that is asked of us if we determine the question is inappropriate for any reason.

Notice to United States Shareholders

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a “foreign private issuer” under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), we are exempt from proxy solicitation requirements in the United States. This means that the content of this Circular may be different from proxy circulars prepared by domestic issuers in the United States who follow U.S. Exchange Act requirements.

Notice and Access

We are using the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2021, and related auditor’s report and MD&A to Shareholders. This allows us to post electronic versions of the meeting materials on SEDAR at www.sedar.com, and on our website (www.lithiumamericas.com) instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reducing the use of paper and certain physical delivery-related emissions, and more cost effective for us, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the meeting materials posted online by the Company under Notice-and-Access if you choose. We will not use the “stratification” procedure for Notice-and-Access, where a paper copy of the meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-844-221-7982 or emailing legal@lithiumamericas.com.

The meeting materials are available under the Company’s profile on SEDAR and on the Company’s website ( www.lithiumamericas.com). We will provide paper copies of the meeting materials, including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2021, the auditor’s report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR, to any Shareholder who requests them by calling us at 1-844-221-7982, or emailing us at info@lithiumamericas.com. Shareholders who wish to receive a paper copy of the meeting materials in advance of the Meeting should submit their request to us no later than June 10, 2022 to allow sufficient time for you to receive and review the materials before the proxy submission deadline of 10 a.m. Pacific Time on June 17, 2022. We will send materials within three business days of receiving a request if the request is received before the meeting date, or within 10 days if received on or after the meeting date. Consider emailing your request to us, and requesting an electronic copy of the materials to ensure you have sufficient time to review the materials.

Shareholders will be sent by pre-paid mail a paper copy of a notice package (the “Notice Package”) under Notice-and-Access containing: (i) a notification about the Company’s use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered shareholders, a form of proxy, or for non-registered shareholders a VIF.

8

3. ITEMS OF BUSINESS

Items of Business

At the Meeting, the following items of business will be conducted:

1	Receive Financial Statements

Shareholders will receive a link to the audited consolidated financial statements and the auditor’s report for the fiscal year ended December 31, 2021. These materials are also available at www.lithiumamericas.com.

2	Set Number of Directors on the Board

Shareholders will be asked to approve setting the number of directors for the Company at nine.

Management recommends a vote FOR setting the number of directors at nine.

3	Elect Directors

Shareholders will be asked to vote on the election of nine directors to the Board, who will serve until our next annual meeting of shareholders, or until a successor is elected or appointed in accordance with the Company’s articles and applicable corporate law. All nominees standing for election have confirmed they are eligible and willing to serve. See page 13 for information about each of the nominees and for general information about the Board of Directors.

Management recommends a vote FOR each of the nominated directors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the nominees listed herein. Shareholders may vote ‘for’ or ‘withhold’ for each of the nominees.

4	Approach to Executive Compensation

The Company will hold an advisory vote of Shareholders on compensation paid to executives, to ascertain Shareholder feedback on this important issue. For details regarding the Company’s executive compensation program and decisions made by the Board of Directors concerning executive pay for 2022, see the disclosure starting on page 47 of the Circular.

10

5	Appoint the Auditor

Voting will occur by Shareholders on the appointment of PwC to serve as auditors of the
Company and for their remuneration to be set by the Board of Directors. PwC has served as the Company’s auditor since August 2015. See page 12 for details about fees paid to the auditors.

Management recommends a vote FOR the appointment of the Company’s auditors. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the appointment of PwC as auditors of the Company for the ensuing year and the authorization of the Board to fix their remuneration.

The Audit Committee and Risk currently consists of Fabiana Chubbs (Chair), George Ireland and Jinhee Magie. National Instrument 52-110 – Audit Committees provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that all members of the Audit Committee and Risk are “independent” directors.

6	Other Business

The Company is not aware of any other business that may be raised at the Meeting. If any other matters do arise, our management who is named in the proxy intend to vote on any poll using their best judgement. They will exercise discretionary authority when considering any amendments or variations of matters set out in the Notice of Meeting, or other matters that may properly come before the Meeting or any adjournment.

2022 Management Information Circular	11

3. ITEMS OF BUSINESS

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Except as set out in this Circular, or in the Company’s annual information form, annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and that are available through SEDAR, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Audit Fees

The table below sets out fees paid to PwC for their services during the years ended December 31, 2021 and 2020.

For the years ended December 31,
	2021(5)	2020(6)
Audit fees(1)	US$286,358	US$178,751
Audit-related fees(2)	US$73,378	US$60,380
Tax fees(3)	US$41,003	US$74,426
All other fees(4)	US$7,180	US$6,709
Total fees	US$407,919	US$320,266

Notes:
(1)	The aggregate audit fees billed by the Company’s auditor.
(2)	Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under Audit Fees.
(3)	The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.
(4)	All other fees represent fees for an audit of the Company’s report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.
(5)	Fees were converted from C$ into US$ using the Bank of Canada 2021 average exchange rate of CDN$1.2535 per US$1.00.
(6)	Fees were converted from C$ into US$ using the Bank of Canada 2020 average exchange rate of CDN$1.3415 per US$1.00.

12

4. DIRECTORS DISCLOSURE

Directors
Disclosure

Advance Notice for Nominations

Further to the Company’s advance notice requirements, any Shareholder who wishes to nominate a candidate to stand for election as a director must provide advance notice to the Corporate Secretary by personal delivery or email. Notice must be delivered at least 30 days before the date of the Meeting, resulting in a delivery date no later than Friday, May 20, 2022. Additional advance notice requirements are set out in the extract of the advance notice provision from the Company’s Articles available on our website (www.lithiumamericas.com).

Majority Voting Policy

The Company has a majority voting policy that establishes requirements for the election of directors at uncontested meetings of Shareholders (the “Majority Voting Policy”). Under the policy, nominees are required to stand for election individually and not as a slate. Any nominee who receives a majority of “withheld” or “against” votes (50% + 1) is deemed to have tendered their resignation to the Board. The Board has the discretion, on recommendation from the Governance, Nomination, Compensation and Leadership Committee, to decline any deemed resignation within 90 days of the meeting at which the election occurred, but doing so will require the Company to issue a press release pursuant to the Majority Voting Policy. The nominee would be excluded from Board and committee meetings until a decision is made on whether to accept the nominee’s deemed resignation. Any acceptance of a deemed resignation will create a vacancy on the Board that can be filled as permitted by applicable corporate law in British Columbia, including a Board appointment of a new nominee.

Diverse and Independent Board with Lithium Industry Experience

14

Nominees

The following tables set out information regarding nominees for election as directors, including the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2021 fiscal year (if applicable) and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Committees of our Board are abbreviated in the tables as follows:

ACR	Audit Committee and Risk
ESSHC	Environment, Sustainability, Safety and Health Committee
GNCLC	Governance, Nomination, Compensation and Leadership Committee

Mr. Ireland joined the Company as a Director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

2021 AGM Voting Results		Other Public Company Boards and Committees
95.64% voted for, 4.36% withheld		Amerigo Resources Ltd.
		Heliostar Metals Corp.
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$177,182	Board of Directors	16 of 16	100%
DSU Compensation	US$109,456	ACR	4 of 4	100%
DSUs as % of Total Compensation	62%	ESSHC	3 of 4	75%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	RSUs	Options	Total Securities	Total Market Value*
3,176,636	92,116	27,403	100,000	3,396,155	US$83,349,435

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

2022 Management Information Circular	15

4. DIRECTORS DISCLOSURE

Ms. Chubbs joined the Board as a Director in June 2019. She is a financial management consultant and has been a Corporate Director since 2018. Previously she was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018 (a gold and base metals producer).

Ms. Chubbs holds a Certified Public Accountant bachelor’s degree, and a Bachelor of Business Administration degree, from the University of Buenos Aires. She is a Chartered Professional Accountant in Canada (CPA, CA), having previously worked with PricewaterhouseCoopers LLP Canada for 10 years.

2021 AGM Voting Results		Other Public Company Boards and Committees
98.16% voted for, 1.84% withheld		Royal Gold, Inc.
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$142,500	Board of Directors	15 of 16	94%
DSU Compensation	US$73,500	ACR	4 of 4	100%
DSUs as % of Total Compensation	52%	GNCLC	6 of 6	100%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
6,600	29,327	–	35,927	US$863,571

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

16

Mr. Dushnisky joined our Board in June 2021. He has served as a Corporate Director since June 2020. Previously, he was the Chief Executive Officer and Executive Director of AngloGold Ashanti Limited from 2018 to 2020 (a gold producer). Before joining AngloGold Ashanti, Mr. Dushnisky was an Executive Director and President of Barrick Gold Corporation (a gold and copper producer) from 2015 to 2018, after serving in increasingly senior roles with Barrick since 2002.

He graduated from the University of British Columbia with a master’s degree in science and a juris doctorate in law.

Mr. Dushnisky is a member of the International Advisory Board of the Shanghai Gold Exchange and member of the Accenture Global Mining Council. Mr. Dushnisky is a past Chair of the World Gold Council and a former member of the Board of the ICMM (International Council on Mining and Metals). He is a former member of the Board of Trustees of the University Health Network (UHN), Toronto.

2021 AGM Voting Results		Other Public Company Boards and Committees
98.92% voted for, 1.08% withheld		Doman Building Materials Group Ltd.
		Rigel Resource Acquisition Corp.
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$70,346	Board of Directors	10 of 10	100%
DSU Compensation	US$61,346	ESSHC	2 of 2	100%
DSUs as % of Total Compensation	87%	GNCLC	3 of 3	100%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
–	3,345	–	3,345	US$65,229

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

2022 Management Information Circular	17

4. DIRECTORS DISCLOSURE

Mr. Evans joined the Company as a Director in June 2017, and has served as its President since August 2018 and its CEO since May 2019. From March 2016 to September 2018, he was the Chief Operating Officer of DiversiTech Corporation (a manufacturing company). Mr. Evans has more than 20 years of operations and general management experience across businesses of various sizes and industry applications. Previously, he served as Vice President and General Manager for FMC Corporation’s lithium division, and has held executive management roles at Arysta LifeScience, AMRI Corporation and General Electric.

He holds a Bachelor of Science degree in mechanical engineering from Clarkson University and an MS from Rensselaer Polytechnic Institute.

2021 AGM Voting Results		Other Public Company Boards and Committees
95.33% voted for, 4.67% withheld		N/A
2021 Compensation		2021 Meeting Attendance
Total Compensation	See NEO executive	Board of Directors	16 of 16	100%
compensation
disclosure

Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
252,900	214,063	103,847(1)	9,747	60,000

(1)	PSUs (as defined below) vest in relation to the Company’s stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for more information on the vesting of the PSUs.

18

Dr. Gao joined the Board as a Director in October 2019. He has served as a Corporate Director since 2019, including as Vice-Chairman of the board of directors of Qinghai Taifeng Pulead Lithium-Energy Technology Co. Ltd. (“Pulead”) (a lithium ion battery materials and components producer and research & development company). Prior to that, he was the President and Chief Executive Officer of Pulead from May 2014 to September 2019. He previously held senior positions with Molycorp Inc. and FMC Corp.’s lithium division.

He graduated from the University of British Columbia with a PhD in Physics.

2021 AGM Voting Results		Other Public Company Boards and Committees
96.15% voted for, 3.85% withheld		N/A
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$139,712	Board of Directors	16 of 16	100%
DSU Compensation	US$71,827	ACR	2 of 2	100%
DSUs as % of Total Compensation	51%	ESSHC	4 of 4	100%
		GNCLC	6 of 6	100%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
–	20,758	–	20,758	US$491,687

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

2022 Management Information Circular	19

4. DIRECTORS DISCLOSURE

Mr. Kanellitsas joined the Company in June 2013 and currently serves as our Executive Vice Chair overseeing business development and capital markets strategies since August 2018. He has served as a Director since September 2015. Prior to that he served in various executive roles with the Company since November 2015 and prior to that with the former Lithium Americas Corp. including in the capacity of CEO from June 2014 to September 2015 and Interim CEO from June 2013 to June 2014. He has over 25 years of experience in the investment banking and asset management industries, including with Geologic Resource Partners, LLP and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has an MBA from the University of California in Los Angeles and a BSc degree in Mechanical Engineering from Michigan State University.

2021 AGM Voting Results		Other Public Company Boards and Committees
97.14% voted for, 2.86% withheld		N/A
2021 Compensation		2021 Meeting Attendance
Total Compensation	See NEO executive	Board of Directors	16 of 16	100%
compensation
disclosure

Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
1,499,169	823,644	89,815(1)	–	320,000

(1)	PSUs (as defined below) vest in relation to the Company’s stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for more information on the vesting of the PSUs.

20

Ms. Magie joined our Board in June 2021. She has served as the Chief Financial Officer and Senior Vice President of Lundin Mining Corporation (a diversified base metals producer) since October 2018, after joining Lundin in September 2008 and serving in various roles of increasing responsibility.

She holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Professional Accountant (CPA, CA), having previously worked with Ernst & Young.

2021 AGM Voting Results		Other Public Company Boards and Committees
98.48% voted for, 1.52% withheld		Star Royalties Ltd.
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$70,346	Board of Directors	10 of 10	100%
DSU Compensation	US$36,808	ACR	2 of 2	100%
DSUs as % of Total Compensation	52%	GNCLC	3 of 3	100%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
–	2,283	–	2,283	US$39,157

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

2022 Management Information Circular	21

4. DIRECTORS DISCLOSURE

Mr. Mignacco has been a Director since September 2015. He has served as President of Minera Exar (“Minera Exar”) since June 2013, overseeing operations and development of the Caucharí-Olaroz project. Previously, he was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.

2021 AGM Voting Results		Other Public Company Boards and Committees
97.14% voted for, 2.86% withheld		N/A
2021 Compensation		2021 Meeting Attendance
Total Compensation	Compensated as	Board of Directors	14 of 16	88%
President of Minera
Exar, see Director
Compensation
Table

Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
Direct 1,683,934	186,861	88,470(2)	–	60,000
Indirect 486,186(1)

(1)	Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.
(2)	PSUs (as defined below) vest in relation to the Company’s stock performance versus its peers. The number above reflects the actual number of PSUs granted. The maximum number of Common Shares which may become issuable is equal to two times the number of PSUs, and the minimum number is equal to zero Common Shares. See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for more information on the vesting of the PSUs.

22

Mr. Wang joined the Board as a Director in June 2017. He is the Vice Chairman and Executive Vice President of Ganfeng (a lithium battery manufacturer and lithium producer) and has been with Ganfeng in various roles since May 2006. He has a strong understanding of the lithium industry and market through his experience in sales and marketing of lithium products in China and globally.

Mr. Wang graduated from the North China University of Technology in Beijing and holds an executive MBA from the China Europe International Business School.

2021 AGM Voting Results		Other Public Company Boards and Committees
84.75% voted for, 15.25% withheld		Ganfeng
2021 Compensation		2021 Meeting Attendance
Total Compensation	US$111,529	Board of Directors	7 of 12	58%
DSU Compensation	US$66,317	ESSHC	4 of 4	100%
DSUs as % of Total Compensation	60%	GNCLC	3 of 3	100%

Securities Ownership Guidelines – Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
–	53,262	60,000	113,262	US$2,764,183

*Based on the TSX closing price of US$24.55 per Common Share on May 6, 2022.

2022 Management Information Circular	23

4. DIRECTORS DISCLOSURE

Corporate Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a)	while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

24

5. CORPORATE GOVERNANCE

Corporate Governance
Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting Shareholders’ interests and maximizing Shareholder value.

Governance Highlights
Board independence	Independence. The Board is composed of a majority of independent directors, and 100%
and composition	of committee members are independent. Our Board Chair and Chairs of the committees are all independent.
Committees. Three committees with written mandates oversee key functional areas within our organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, nomination and leadership succession planning matters.
In-Camera Sessions. Independent directors have the opportunity to meet in camera at every Board and committee meeting.
Oversight and	Oversight and Strategy. The Board or its committees oversee corporate strategy, enterprise
strategy	risk management, Environmental, Social and Governance (“ESG”) matters, the Code (as defined below) and ethics matters, corporate culture and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is held by executives and the Board.
Governance	Diversity Initiative. As our organization continues to grow, we support diversity in our hiring
practices	practices as one aspect of finding the most qualified candidates for internal roles and on our
Board. Two of our independent directors are women, and five of our directors come from ethnically diverse backgrounds. The Lithium Americas senior management team includes three females, along with four individuals from ethnically diverse backgrounds. Further details regarding diversity are included in the “Diversity” section below.
Ethical Business Conduct. Our Code applies to everyone within our organization, directors and consultants we do business with.
Share Ownership Requirements. Share ownership guidelines for independent directors were adopted in 2022 to better align their interests with those of securityholders.
Qualified Board. We assess board composition through a skills matrix assessment to evaluate whether Board composition aligns with the Company’s current needs.
Annual Performance Assessments. Since 2021, the Board and committees conduct performance assessments of their effectiveness and that of individual directors.
Board Mandate and Position Descriptions. We have a Board mandate, and formal position descriptions for the Board Chair, CEO and CFO roles.
Board Education. We have an orientation program for new directors, and an annual board education program.
Shareholder voting	Annual Election and Majority Voting. Directors stand for election annually at the meeting
and rights	of shareholders, and are elected by majority vote pursuant to our Majority Voting Policy (no slate voting).
(no slate voting).
No Dual Class or Non-Voting Shares. We have a single class of common shares whose holders are entitled to call meetings and vote. There are no classes of non-voting shares.

26

Lithium Americas’ governance practices are based on a number of sources, including:

  National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Disclosure Rules”);

  National Policy 58-201 – Corporate Governance Guidelines, which sets out best practices for sound governance;

  The Sarbanes-Oxley Act of 2002 as amended from time to time (“SOX”);

  Toronto Stock Exchange (“TSX”) corporate governance guidelines; and

  NYSE corporate governance standards that apply to foreign private issuers.

Our governance practices meet the requirements of Canada and the United States that apply to us, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on NYSE. A statement as to how our governance practices differ from NYSE standards applicable to domestic issuers is available on our website (www.lithiumamericas.com).

We keep informed about changes to governance best practices, and incorporate them to keep our practices current, based on our stage of development and internal business requirements.

Lithium Americas’ overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

About the Board

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;

  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

  overseeing material risks of the Company and its business;

  overseeing the integrity of our internal financial controls and management information systems;

  evaluating the Company’s performance and the performance of the Board, its committees and individual directors; and

  appointing executive officers and, together with the relevant committee, reviewing their performance.

The Board’s responsibility for these items is reflected in a board mandate that sets out the written terms of reference for the Board’s authority, responsibility and function. The board mandate was most recently disseminated to the Shareholders in Schedule B to our information circular dated July 7, 2017, which is filed on SEDAR, and is also available on our website (www.lithiumamericas.com).

Independence

The Board currently has nine members of whom six qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes our non-executive Board Chair, George Ireland, who is considered to be an independent director. Our committees are also comprised entirely of independent directors, including the chairs of each committee. The independent directors are: Fabiana Chubbs, Kelvin Dushnisky, Yuan Gao, George Ireland, Jinhee Magie and Xiaoshen Wang.

The only non-independent directors of Lithium Americas are Jonathan Evans, who is the President and Chief Executive Officer of the Company (“CEO”); John Kanellitsas, who is the Executive Vice Chair; and Franco Mignacco, who is the President of Minera Exar, which is a significant equity investee of the Company.

Generally independence of a director means that the individual is not an employee or member of management of the company or any subsidiary, receives no compensation from the company or a subsidiary except compensation for serving as a director on the board of directors, and generally the individual has no conflicts of interest or other ties to management, the company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

2022 Management Information Circular	27

5. CORPORATE GOVERNANCE

Directors on our Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a “foreign private issuer” under U.S. securities laws, Lithium Americas is permitted to follow Canadian requirements (as our home country) instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of our Audit Committee and Risk satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Role of the Chair

The Board Chair leads the Board and is responsible for managing the affairs of the Board to ensure that it functions effectively and efficiently. Lithium Americas has developed a written description for the role of the Chair. The responsibilities of this role include:

  liaising with the CEO to facilitate an effective relationship between management and Board members;

  monitoring the Company’s performance pursuant to its business plan, annual budgets and policy implementation;

  providing advice and mentorship to the CEO;

  chairing Board meetings and liaising with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;

  facilitating in-camera sessions at Board meetings without the presence of management;

  ensuring the proper flow of information between management and the Board;

  chairing meetings of shareholders; and

  exercising the authority of the CEO in the event that the CEO is unable to act for any reason, and action on the CEO’s part is urgently required.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company’s strategy. This meeting typically occurs prior to the budget approval process to facilitate the Board’s review of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company’s risk assessment matrix under its enterprise risk management system.

The Board exercises its oversight of management’s performance on execution of the Company’s strategy by receiving:

  presentations from management at least quarterly on items including the status of the Company’s mining projects and development operations including construction activities, budget performance to date, safety and health, community relations, the environment and sustainability, investor relations matters, and human resources;

  monthly management reports in months where there is no Board meeting or presentation provided; and

  informal updates from management on material developments or items of interest to directors.

ESG Approach

Strategy

Lithium Americas is committed to creating shared value for all our stakeholders through responsible and sustainable resource development. We are committed to the health and safety of our people, being environmentally responsible stewards, building strong relationships with communities and adhering to the highest governance standards. In November 2021, we implemented an ESG strategy with the goal of positioning Lithium Americas’ business to be ready to respond and adapt to the changing conditions of tomorrow by being a key participant and enabler in the transition to a low-carbon economy.

28

Our ESG strategy is based on three pillars including a vision statement, strategic objectives, and priorities to advance the strategy in 2021 and 2022. We expect to update our ESG strategy periodically going forward, to reflect progress made, additional priorities and other changes.

ESG Vision and Priorities

Demonstrate our Value Chain Benefits and How We Create Shared Value

Vision	Priorities

• To create shared value by being	• Build a culture of safety-based behaviour and decision making, respect the
the safest, most environmentally	environment and minimize our impact to surrounding areas and continually
responsible and inclusive	refine our approach to governance to hold ourselves against the highest level
lithium operations.	of governance standards.

• Identify and assess ESG issues and opportunities that are material to the company or its stakeholders and update and evolve our policies and procedures to manage ESG risk.

• Adopt innovation and continuous improvement to exceed environmental performance beyond what is required by regulatory standards.

• Maximize stakeholder value and be an inclusive employer and neighbour.

In September 2021, Lithium Americas joined as an IRMA (Initiative for Responsible Mining Assurance) Pending Member, which means the Company commits to having its projects audited against the new draft IRMA Ready Standard for exploration and development within 12 months of the standard’s availability for application, expected in late 2022 or early 2023. In January 2022, the Company started working with IRMA to pilot the new IRMA-Ready Standard for Responsible Mineral Exploration and Development at the Thacker Pass project. IRMA is currently among the most stringent ESG standards for mining.

We are also working to baseline our expected Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) emissions intensity for the Caucharí-Olaroz and Thacker Pass projects, including benchmarking against comparable peer projects for which carbon intensity is publicly disclosed. From there, we will work with the operations and project teams to identify opportunities to further reduce expected carbon intensity.

Building on our 2017 partnership with the University of Nevada, Reno (UNR) to establish an initiative for the restoration and protection of great basin sagebrush by founding the Great Basin Sagebrush Restoration Fund, in 2021 we partnered with UNR’s Department of Mining and Metallurgical Engineering at the Mackay School of Earth Sciences and Engineering to assess the socioeconomic and environmental footprint for the Thacker Pass project. Professor Ehsan Vahidi, Ph.D. will run the two-year program, which will include developing a lifecycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analyzing the socioeconomic impacts from activity at Thacker Pass along with the impacts of other lithium production facilities around the world.

We are also working to develop policies to address and formalize our commitment and expected performance in emerging social and humanitarian issues of concern to our employees and our stakeholders. Policies under development in 2022 include human rights, community contributions and DEI (diversity, equity and inclusion).

ESG Governance

We have integrated oversight of ESG matters into our governance structure, with primary oversight at the Board level being delegated to the Governance, Nomination, Compensation and Leadership Committee for corporate governance-related matters, and to the Environment, Sustainability, Safety and Health Committee for environmental, sustainability and social matters, along with safety and health matters. The two committees review policies and implement initiatives in consultation with our management team, including the CEO and President, the CFO, the Corporate Secretary and the Senior Director, Investor Relations and ESG.

2022 Management Information Circular	29

5. CORPORATE GOVERNANCE

ESG Risk Management

Periodically, we prepare a sustainability report, in which we report under the Global Reporting Initiative (GRI) on material issues identified through a stakeholder engagement process with stakeholders in the regions where we operate. Our 2019 sustainability report is available on our website and we expect to publish an updated 2020-2021 report in mid-2022. Our risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into our enterprise risk management system for purposes of oversight at the corporate and operations level. See “Risk Management” for further details.

Diversity

Lithium Americas has significant assets and operations in North America and South America. This geographic breadth is further complemented by regional and local diversity. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to the business.

Diversity encompasses the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, expertise, viewpoints and opinions. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how the Company operates and interacts with various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all our operations, while being mindful of regional and local norms. We believe that diversity and inclusion are complementary to Lithium Americas’ long-term success.

While gender is only one aspect of diversity, it is of high importance to Lithium Americas. Mining has historically been considered a male-dominated industry. Consequently, there has been traditionally low representation of female employees and leaders. Although we have a high level of female employees at the corporate level, we seek to increase the number of women holding senior leadership roles throughout our organization and extending up to the Board level.

We consider the principle of diversity when recruiting, developing and appointing Board members and members of the senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment will primarily be merit-based, in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present levels of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity may have on our business.

In Q4 2021, we introduced a diversity, equity and inclusion (DEI) framework to promote awareness and support continued initiatives to build and maintain a diverse workforce. Initiatives planned under the framework include developing and implementing a formal DEI strategy and diversity policy to support our commitment to the principles of diversity and the importance of cultivating a culture of equitable opportunities and inclusiveness.

Our commitment to advancing diversity initiatives extends beyond the workplace with external initiatives and partnerships. In April 2022, we joined CEO Action, the largest CEO-driven business commitment to drive measurable action and meaningful change in advancing diversity, equity and inclusion in the workplace. The coalition centers around four main pledge commitments: cultivate trusting workplaces, implementing and/or expanding unconscious bias education, sharing best and unsuccessful practices, and creating and sharing strategic inclusion and diversity plans.

Board Diversity

The Governance, Nomination, Compensation and Leadership Committee has the most direct impact on developing diversity among Board members, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for our Board. The Company has not adopted a formal policy or set formal targets for any categories of diversity on the Board or in senior management as of the date of this Circular. Although we do not have a formal policy, the Governance, Nomination, Compensation and Leadership Committee does consider the level of representation of women on the Board in identifying and nominating director candidates. The committee reviews and considers the composition and diversity of the Board, including the process for identifying women candidates as potential nominees for Board positions to ensure that women candidates are being fairly considered relative to other candidates.

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The Company supports gender diversity initiatives for public company boards, and has currently achieved 33% gender diversity among its independent directors (i.e. two of six independent directors are female). Our philosophy is to recognize the valuable contributions made by people from diverse backgrounds, including but not limited to diversity of gender, ethnicity, experience and skillsets, which the Board determined is best achieved by recruiting the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed us to achieve our goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company’s progress from development stage to production. Based on the Company’s prior announcement that it is exploring a potential separation of its business (see our February 28, 2022 news release for further details), and the existing expertise and knowledge of the Company gained by current directors on the Board, we are not in a position to firmly commit to achieving 30% minimum Board gender diversity on or before the date of the 2023 annual meeting of Shareholders; however, we are committed to considering gender diversity on the Board as a whole when considering future candidates to join the Board, as and when changes to Board composition occur.

The Governance, Nomination, Compensation and Leadership Committee will continue to monitor developments in this area while reviewing the Company’s practices, in light of its business plans, and recommend changes as needed.

Management Diversity

The CEO, together with the Governance, Nomination, Compensation and Leadership Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the committee and the CEO are in unique positions to directly affect the Company’s diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the committee do consider the level of representation of women in executive officer and senior management positions when making internal appointments and in our hiring practices. This involves periodically reviewing the composition and diversity of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and for our interview processes, ensuring that candidates of different genders are considered for interviews.

While the Company recognizes the benefits of diversity and believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in our best interests and in the interests of stakeholders, we do not currently have any formal rules or policies in place with respect to targets for women on our executive team. The committee and our Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the committee and our Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing targets.

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5. CORPORATE GOVERNANCE

Board Gender Diversity

The level of gender diversity for our Board of Directors over the past three years is set out below. As of the date of this Circular, two of the six independent directors nominated for election to the Board (33%) are women. This compares to two female independent directors of six independent directors (33%) who stood for election at the 2021 annual meeting of Shareholders, and one female independent director of five independent directors (20%) who stood for election in 2020.

The Audit Committee and Risk is two-thirds (67%) female with a female Chair, while the Governance, Nomination, Compensation and Leadership Committee is half (50%) female and has a female Vice Chair.

Year	Number of Directors who are Women
2022	2
2021	2
2020	1

Board Ethnic and Geographic Diversity

The Board has five directors nominees from ethnically diverse backgrounds, including independent and non-independent directors, which has remained consistent since 2020. The breakdown of directors for the past three years based on geographical location is set out below.

				People’s Republic
Year	Canada	United States	Argentina	of China	Thailand
2022	3	4	1	1	–
2021	3	4	1	1	–
2020	1	4	2	1	1

Management Gender Diversity

Lithium Americas has one female executive officer and two additional members of the senior management team who are female. The breakdown of gender diversity for our senior management team, head office in Vancouver, corporate office in Argentina and wholly owned subsidiaries, Lithium Nevada Corp. (“Lithium Nevada”) and Millennial Lithium Corp. (“Millennial Lithium”), as of April 27, 2022 are set out below.

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The Company intends to continue to actively pursue diversity, including diversity of gender and ethnicity, in recruiting for leadership positions, while taking into account expertise and experience when recruiting for a particular role. Our recruitment and selection processes have continued to evolve with the implementation of a formal applicant tracking system to standardize the applicant screening and selection process, and to expand our outreach to potential candidates outside of regional candidate pools by broadening access to job postings through the use of our Company website along with a variety of other job posting sites online.

We aim to develop practices to limit potential unconscious bias throughout the recruitment, selection, and promotion processes by fostering a diverse and inclusive environment where the ability to contribute and access employment opportunities is based on individual competence, qualification, experience, and performance.

Our diversity initiatives will be expanded beyond the recruitment process to include retention of current employees with a focus on future career development opportunities through succession planning programs focused on the identification and development of diverse individuals within the organization.

Diversity Initiatives at the Local Level

Some highlights of diversity initiatives at our projects are set out below.

Lithium Nevada – our wholly owned subsidiary advancing the Thacker Pass project in the state of Nevada, United States:

  39% female workforce, reflecting a substantially gender diverse workforce.

  Collaborating with the Fort McDermitt Paiute and Shoshone Tribe to offer heavy equipment training to Native American tribal members to provide skills, development opportunities and career paths in heavy equipment operation. Our intention is to hire tribal members who have completed the training for the planned construction phase. This is in addition to hiring qualified tribal members who are interested in other employment opportunities at Lithium Nevada or the Thacker Pass project.

  Partnered with trade schools and local community colleges such as Great Basin College to offer training programs and workforce development initiatives. One such initiative is the BuildNV Program, which provides training in construction, building maintenance, related trades and career technical education for our local community.

Minera Exar – 44.8% equity investee of Lithium Americas and advancing the Caucharí-Olaroz project in Jujuy province, Argentina:

  A Gender and Diversity Committee was formed to promote the participation of employees through representation of diverse perspectives in the workplace. The committee is comprised of 20 members committed to the continued progress towards gender equality and inclusiveness in the workplace, objectives which encompass the Sustainable Development Goals (SDGs) also known as the Global Goals, adopted by the United Nations. Initiatives of the committee include promoting diversity awareness through the implementation and enforcement of policy compliance, training, and education on preventing workplace harassment and discriminatory behavior, in addition to enhanced training and development opportunities.

  These contributions have led to a consistent representation of 17% of female employees in the workplace, a high percentage rate within the Argentine mining sector.

  A local community and indigenous peoples outreach and engagement program has been implemented.

  Partnered with the National University of Jujuy to implement and offer a training program covering a variety of courses such as math and sciences, safety, environmental, applied technologies and operational courses to provide training opportunities to local and indigenous people to prepare them for potential future employment with the Company.

  In 2021, 20% of the Minera Exar workforce was comprised of local and regional community members, increasing to 25% as of April 27, 2022.

  Additional details regarding Minera Exar’s diversity initiatives are set out in their 2021 annual sustainability report (published only in Spanish), available on our website (www.lithiumamericas.com).

Millennial Lithium – our wholly owned subsidiary advancing the Pastos Grandes project in Salta province, Argentina:

  23% female workforce, which is a substantial representation of females within the Argentine mining sector.

  We intend to build upon the high level of gender diversity at the Pastos Grandes project described above as part of the development plan we are establishing for our recent acquisition, Millennial Lithium, including identifying and implementing localized diversity initiatives that leverage some of the initiatives in place at the Caucharí-Olaroz project, taking into account local considerations for Salta province.

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5. CORPORATE GOVERNANCE

Risk Management

Risk management at Lithium Americas is overseen by our Audit Committee and Risk, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as we continue to transition from development stage to a producing company. Our risk management program is led by our CFO, through our enterprise risk management system.

Enterprise Risk Management System

The Company implemented a formal enterprise risk management system in August 2020. The system identifies, tracks and analyzes various risks identified at the corporate level, and for our operating subsidiaries, including our significant equity investees. The system allows our management team to identify risks throughout the organization, assess the level of materiality, determine appropriate mitigation measures and report on material risks and response progress to the Audit Committee and Risk. Reporting to the committee occurs quarterly. We also maintain an insurance program as part of our risk management measures.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of monthly management reports and updates at quarterly meetings on the status of operations, material risks facing the operations and efforts to address or mitigate risks. Our operational risks relate mainly to our ability to acquire, explore, complete development of and operate our lithium projects.

Health, Safety and Sustainability Risk Management

As we transition to becoming a lithium producer, our objective is to instill a strong culture of health and safety throughout the organization. This is intended to build upon an established track-record of safety at Minera Exar, where a milestone of 5,000,000 total person hours without a lost time injury was achieved on site at the Caucharí-Olaroz project in April 2022.

In 2021, our management team launched a plan to implement a crisis response system to establish a process to address potential crises that may arise for our business. The plan started with the selection of a crisis response system and implementation planning work. Following that, in 2022, simulation training was provided throughout the organization to allow us to test the system and provide preparedness training to our employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels. This extends to scenarios such as those where the health and safety of on site workers and staff is at risk, or a catastrophic event occurs at one of our operations or offices.

Since 2020, we have also regularly monitored the evolving COVID-19 situation in Canada, Argentina and the U.S. and implemented remote work arrangements, or operating protocols to provide for the health and safety of our workforce at all levels. This includes overseeing the implementation of a COVID-19 protocol for Minera Exar that allowed construction and development activities at the Caucharí-Olaroz project to progress and continue safely in accordance with local, state and national requirements in Argentina; implementing remote work measures as needed for office staff in all countries, and additional safety measures for those working from the office; and adopting safety measures for staff working from the pilot testing facility for Lithium Nevada.

Audit and Financial Risk Management

We emphasize financial risk management as part of our budget approval process. Our capital and operating budget is approved by the Board annually, along with material increases to the budgets. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates our financial risk oversight and mitigation efforts. Management monitors and evaluates our risk management activity on an ongoing basis, including our exposure to banking and counterparty risks. Oversight of these risks is governed by our Cash Management and Investment Policy, which was updated in 2022, with the approval of our Audit Committee and Risk.

During 2021, the Company completed its first full year SOX attestation and audit, under which our internal controls over financial reporting are subject to a full audit by the independent auditors for the Company who audit our annual financial statements. The determination from the audit was that our internal controls were effective for the year ended December 31, 2021, and no material weaknesses were identified. As part of the process to prepare for the audit and attestation of internal controls over financial reporting, we established an internal audit team to support the transition to a full SOX audit.

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Cybersecurity Risk Management

As cybersecurity attacks increased in frequency and severity following the increase in remote work during the COVID-19 pandemic, our management team implemented an internal strategy to mitigate the effects from a potential cyberattack. We hired a Senior Technology Specialist in 2021 and engaged a cybersecurity consultant to analyze our systems, identify areas for improvement, implement changes, and launch a cybersecurity awareness training program in 2021 for staff. Updates on the status of management’s efforts to mitigate cybersecurity risks are tracked in our risk matrix, and provided quarterly to the Audit Committee and Risk.

Position Descriptions for the CEO and CFO

The Board has developed written position descriptions for the roles of President and CEO, and CFO. These are available on our website (www.lithiumamericas.com).

Shareholder Engagement

Lithium Americas is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for Lithium Americas that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts are also provided periodically. During 2021, management met with current and prospective analysts and investors by video conferencing and telephone, and now with COVID-19 travel restrictions lifting, in-person meetings are resuming. Topics of discussion include an overview of the company’s business and projects, upcoming milestones and catalysts, project-development performance, ESG practices, a macro view on the lithium industry, industry and company outlook and a Q&A session. Our commitment to open and transparent communication includes corresponding with retail shareholders by email in response to general inquiries sent to us at info@lithiumamericas.com.

Material disclosure, including quarterly and annual financial disclosure, news releases and corporate presentations are reviewed by our Disclosure Committee, which is comprised of our CEO, Executive Vice Chair, CFO, Chief Technical Officer (“CTO”) (for technical related disclosure review), VP Corporate Development, VP Finance, Corporate Secretary and Director Legal Affairs, and Senior Director, IR and ESG. Financial disclosure is approved by the Audit Committee and Risk, along with the Board. Shareholders and other interested parties can request to be notified by email alert when we publish news releases by signing up at www.lithiumamericas.com.

In-Camera Meetings

The Board and all committees have the opportunity to meet in camera at the end of each meeting, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions. They are led by the Chair of the Board or the applicable committee, or another independent director if the Chair is unable to attend. For the year ended December 31, 2021, there were nine in-camera sessions held following Board meetings. The Audit Committee and Risk held an in-camera session following each of its meetings in 2021.

Ethical Business Conduct

Lithium Americas has adopted a Code of Business Conduct and Ethics (the “Code”). The Code applies to all our directors, officers, employees and consultants, and is designed to:

  promote a culture of integrity, and honest and ethical conduct;

  deter wrong-doing such as illegal actions, misuse of Company opportunities or assets, and insider trading;

  provide a framework for addressing conflicts of interest, and potential conflicts;

  preserve the confidentiality of information shared internally with anyone covered by the Code;

  require compliance with applicable laws, rules and regulations, including environmental laws;

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5. CORPORATE GOVERNANCE

  promote a culture of health and safety, and equal opportunity;

  encourage fair dealings with customers, suppliers, competitors and internally among our workforce;

  prohibit payments to domestic and foreign officials pursuant to applicable anti-bribery and anti-corruption laws in Canada, the United States and Argentina;

  establish guidelines for financial and business reporting, and accurate recordkeeping;

  set out our expectations regarding gifts and entertainment, use of email and internet services, and compliance with the Code; and

  encourage reporting of any perceived violations of the Code, without fear of retaliation.

The Code is subject to review from time to time by the Governance, Nomination, Compensation and Leadership Committee, which is responsible for updating the Code to ensure the Company is current with evolving governance and ethics practices. The Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to directors or executive officers. There were no waivers granted during 2021.

In addition to the Code, we have a formal Whistleblower Policy and a Corporate Disclosure, Confidentiality and Securities Trading Policy. The Code, Whistleblower Policy and Corporate Disclosure, Confidentiality and Securities Trading Policy collectively provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and contractors. They promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and industry best practices. Copies of the Code, Whistleblower Policy and Corporate Disclosure, Confidentiality and Securities Trading Policy are available on the Company’s website (www.lithiumamericas.com). We have multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the Audit Committee Chair with respect to financial matters.

All directors, officers and employees of the Company are provided with copies of the Code, Whistleblower Policy and Corporate Disclosure, Confidentiality and Securities Trading Policy, and must provide the Company with an annual written acknowledgement that they have received, reviewed and understood these policies, and confirm that they conduct themselves in compliance with these policies. We then tabulate the confirmations as part of our internal audit procedures. The Audit Committee and Risk is responsible for monitoring compliance with the Code. To the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

Serving as a Director

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. In 2021, meetings were generally held virtually due to the ongoing COVID-19 pandemic and restrictions on travel, with one in-person meeting held in late 2021. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision-making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or Chair of the particular meeting know in advance, and review the materials and meeting minutes when available.

Share Ownership Policy

The Board implemented a share ownership policy (“Share Ownership Policy”) for independent directors effective January 1, 2022 that is overseen by the Governance, Nomination, Compensation and Leadership Committee. The policy is intended to align the interests of independent directors with the interests of Shareholders. Under the policy, independent directors must attain ownership in Lithium Americas securities equal to three times the gross value of their annual directors fees (inclusive of the values of RSU and DSU grants). They have five years after the date of their election or appointment, or the effective date of the policy to achieve the required level of ownership. Valuation is at the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for restricted share units that convert automatically into Common Shares (“RSUs”) and deferred share units (“DSUs”), their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares (“Options”) are excluded from share ownership calculations, as they are generally no longer granted by the Company.

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Board Assessments

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments are conducted on an informal basis.

Board Skills Matrix

As part of our ongoing efforts to ensure the Company has the appropriate combination of skills and experience on the Board, the Governance, Nomination, Compensation and Leadership Committee has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

		General	Experienced	Core
Areas of Expertise		Competencies	Competencies	Competencies
Industry	Exploration	4	3	1
	Mine Development/Operations	4	3	2
	Lithium Industry	3	1	5
	Chemical Processing	3	1	–
	Health and Safety	3	5	1
	Sustainability and Environment	4	3	2
Operational	Human Resources and Talent Management	2	5	2
	Business Development	1	4	4
	Executive Compensation	2	7	–
	Risk Management	1	4	2
	Cybersecurity and Technology	4	–	1
Financial	Financial and Audit	–	2	3
	Financial Literacy	1	3	5
	Capital Markets	–	3	5
	Banking/Project Finance	1	3	4
Legal/Regulatory	Securities/Corporate Law	–	8	–
	Government Policy / Relations	2	4	2
	Corporate Governance	1	7	1
Leadership	Public Company Executive	–	1	7
	Board Experience	1	4	4
	Strategic Leadership	1	2	6

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5. CORPORATE GOVERNANCE

Director Nominations and Recruitment

The Board’s recruitment and nomination process is overseen and led by the Governance, Nomination, Compensation and Leadership Committee. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee’s discretion.

The process begins with the committee conducting an evaluation of the appropriate size of the Board, followed by an internal assessment of the competencies of our Board and individual directors to identify and gaps to be filled through the recruitment process. Candidates are then selected for interviews by the committee to address the identified gaps, based on candidates’ backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Candidates who are selected for interviews meet with two panels, the first made up of all members of the Governance, Nomination, Compensation and Leadership Committee, and the second of senior management and other Board directors. After each panel conducts candidate interviews, the second panel provides feedback to the committee on the candidates’ assessed fit and suitability. Following this, candidate background and reference checks are conducted. The committee then determines whether to recommend a candidate to the Board, and provides formal recommendations to the Board for candidate appointments or nominations to stand for election at an annual meeting. The selection process includes an assessment by the committee of whether the candidates will have sufficient time to dedicate to Company business, based on their other commitments as disclosed during the interview process. The Board Chair then formally offers a Board director position to the candidate, and if the candidate accepts, the candidate is either appointed to the Board by resolution or stands for election as a nominee director at the next annual meeting of shareholders. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company’s business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company’s commitment to ethical business conduct and it is mandatory for every Board director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for board renewal have not been adopted by the Governance, Nomination, Compensation and Leadership Committee, as the committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The committee considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Company has a “Majority Voting Policy” that governs the election of nominees to the Board. Under the policy, any nominee of a current director who receives a majority of “withhold” votes is deemed to have tendered their resignation from the Board. The Board has the residual discretion to refuse a deemed resignation, upon the recommendation of the Governance, Nomination, Compensation and Leadership Committee, within 90 days following the date of the election. This residual discretion has not been exercised to date.

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Board Education and Orientation

The Company believes in the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors and emerging trends in the mining industry.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management and professional advisors also regularly provide presentations to the Board on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. In some cases, external consultants are invited to address the Board. Board members are also encouraged to attend seminars, conferences and professional development events that further their knowledge about matters relevant to the Board or committee they are members of, or their knowledge of the Company’s business. Members of the Audit Committee and Risk in particular are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard.

Visits to Lithium Americas’ projects are also important educational opportunities. Directors are generally given tours of the properties to provide them with additional insight into the business and to encourage interaction with local management and personnel (excluding during the pandemic when tours were postponed due to travel restrictions). In addition, all Board members are provided with detailed monthly management reports regarding the business and operations.

The following table lists the educational activities, excluding conferences and seminars of a general nature, offered by the Company to directors in 2021:

Topic	Presented / Hosted By	Attended By
Corporate governance workshop	Internal training sessions held in late	All directors invited to attend along
	2021 and early 2022	with management
National Instrument 43-101	A series of internal training sessions	All directors invited to attend
Technical Reporting	held in early 2021
Visit to Caucharí-Olaroz project	Lithium Americas and Minera Exar	None in 2021 due to ongoing
international travel restrictions

(excluding any director or former director
of Lithium Americas who served as an
officer of the Company or Minera Exar)
Visit to Thacker Pass and Reno lab	Lithium Americas and Lithium Nevada	None in 2021 due to ongoing
international travel restrictions

In 2021, independent directors completed seminars and information sessions offered by third parties on topics including strategic planning from a board perspective, corporate governance, environment and sustainability, anti-racism, diversity, equity and inclusion, human rights standards, cybersecurity, and accounting and financial reporting developments.

New directors on the Board are provided with an orientation that includes meetings with our senior management team, including the CEO and President, Executive Vice Chair, CFO, CTO, VP Corporate Development, VP Finance, and Corporate Secretary and Director Legal Affairs that covers topics including the Company’s history and current status of operations, information about the Company’s business, goals, strategy and major policies, familiarization with partners and major service providers, updates on the political environment in the jurisdictions where the Company operates, information about the lithium industry, lithium markets and pricing, as well as developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, our insurance program, rules for purchasing, exercising and selling Company-issued securities (Common Shares, incentive plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

An orientation manual is also provided to new Board directors that includes Lithium Americas’ policies, including the Code, the Board’s mandate, committee charters, position descriptions and other information about our Company.

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5. CORPORATE GOVERNANCE

Committees of the Board

The Board has three standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are as follows:

Committee	Members	Independence
Audit Committee and Risk	Fabiana Chubbs (Chair)	Independent
	George Ireland	Independent
	Jinhee Magie	Independent
Governance, Nomination, Compensation and Leadership Committee	Yuan Gao (Chair)	Independent
	Fabiana Chubbs (Vice Chair)	Independent
	Kelvin Dushnisky	Independent
	Jinhee Magie	Independent
Environment, Sustainability, Safety and Health Committee	George Ireland (Chair)	Independent
	Kelvin Dushnisky (Vice Chair)	Independent
	Yuan Gao	Independent
	Xiaoshen Wang	Independent

All committees have the authority to retain independent legal counsel or other advisors, and set the amount of compensation to be paid by the Company for such advisors.

The Board has adopted written charters for each of its committees, but has not developed written position descriptions for the chairs of each committee, as those roles are derived from the mandates and responsibilities of each committee, together with the functioning of the committees themselves. The charters of each committee of the Board are available on our website (www.lithiumamericas.com).

Audit Committee and Risk

The Audit Committee and Risk assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The committee’s primary areas of responsibility include:

  financial disclosure, including financial statements, MD&A and earnings releases;

  internal controls and financial reporting processes;

  external and internal audit matters, and reviewing findings of external and internal auditors;

  compliance, tax and enterprise risk management system oversight;

  whistleblower policy and processes; and

  investment policy oversight.

All members of the Audit Committee and Risk are financially literate, and two members are designated as financial experts, being Fabiana Chubbs (Chair) and Jinhee Magie. “Financially literate” means they have the ability to read and understand a company’s financial statements of a similar level of extent and complexity as can be expected of the financial reporting by Lithium Americas.

Based on their business and educational experiences, each Audit Committee and Risk member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial

40

statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the Audit Committee and Risk have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

For more information about the Audit Committee and Risk, please see the section “Audit Committee and Risk Information” in our annual information form for our most recently completed financial year, filed on SEDAR (www.sedar.com).

Environment, Sustainability, Safety and Health Committee

The Environment, Sustainability, Safety and Health Committee assists the Board with oversight of the following matters:

  sustainability reporting, policies and initiatives, as well as environmental policies and initiatives, including plans to measure and report on carbon and GHG emissions;

  health and safety matters, and oversight of the Company’s health and safety culture;

  environmental policies and activities of the Company;

  community engagement, government relations, and other stakeholder engagement matters;

  plans for safe, environmentally and socially responsible mining and processing operations as we move from a developer to an operator; and

  risks concerning safety, operations, climate change, environmental, sustainability and social factors, and reporting on such risks.

The proper care of the environment and the health and safety of our workforce is integral to our organization and the communities in which we operate. Accordingly, we and our subsidiaries conduct our operations with a focus on sustainability, and protecting and minimizing impacts to our local communities, the environment and wildlife to the extent possible. Our commitment extends to, among other things:

  complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which we operate, and additional environmental standards and practices that are voluntarily adopted by the Company;

  exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

  educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that our employees behave in a manner which recognizes the Company’s social responsibility;

  conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and

  striving to continually improve our environmental performance by designing and developing our operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

Governance, Nomination, Compensation and Leadership Committee

The Governance, Nomination, Compensation and Leadership Committee has a written charter setting out its responsibilities.

Generally, the committee oversees the following:

  corporate governance matters, including oversight of governance policies such as our Code and the Share Ownership Policy for independent directors, and enhancements to existing governance practices;

  reporting on governance related matters, and oversight of risks related to governance;

  board nominations and recruitment;

  the Company’s compensation programs for executives and directors;

  the Company’s annual performance evaluation system and compensation matters for management and the Board;

  the conduct of performance evaluations for directors, committees and the Board, and skills matrix assessments for directors; and

  the board education program.

2022 Management Information Circular	41

5. CORPORATE GOVERNANCE

The committee reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the equity incentive plan, salaries and benefits, and succession planning of our executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for Lithium Americas, which in turn form the basis for performance evaluations for our senior management. The committee also determines performance-based awards for the CEO and Executive Vice Chair based on their annual performance reviews. Further details regarding this process are set out in the Executive Compensation section of the Circular. Oversight of talent acquisition and retention matters is expected to be added to the mandate of this committee through an update to the committee charter in 2022.

All members of this committee have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies. For more information about the skills and experience of each committee member, see their bios under “Directors Disclosure, Nominees”.

Director Meeting Attendance

The table below sets out the attendance of our directors at meetings in 2021.

					Governance, Nomination,		Environment,
					Compensation and		Sustainability, Safety and
Director	Board		Audit Committee and Risk		Leadership Committee		Health Committee
	Number	%	Number	%	Number	%	Number	%
George Ireland	16 of 16	100	4 of 4	100	–	–	3 of 4	75
Fabiana Chubbs	15 of 16	94	4 of 4	100	6 of 6	100	–	–
Kelvin Dushnisky(1)	10 of 10	100	–	–	3 of 3	100	2 of 2	100
Jonathan Evans	16 of 16	100	–	–	–	–	–	–
John Kanellitsas	16 of 16	100	–	–	–	–	–	–
Dr. Yuan Gao	16 of 16	100	2 of 2	100	6 of 6	100	4 of 4	100
Jinhee Magie(1)	10 of 10	100	2 of 2	100	3 of 3	100	–	–
Franco Mignacco	14 of 16	88	–	–	–	–	–	–
Gabriel Rubacha(2)	6 of 6	100	–	–	–	–	–	–
Xiaoshen Wang(3)	7 of 12	58	–	–	3 of 3	100	4 of 4	100

Notes:
(1)	Mr. Dushnisky and Ms. Magie joined our Board at the June 2021 annual meeting.
(2)	Mr. Rubacha served as a director in 2021, but did not stand for re-election at the June 2021 annual meeting. As a non-independent director, he did not serve on any committees.
(3)	Mr. Wang was asked to abstain from attending all Board meetings where the proposed acquisition of Millennial Lithium was discussed in 2021 and 2022, as a result of a potential conflict of interest due to a prior bid by Ganfeng to acquire Millennial Lithium, which ultimately did not proceed.

In addition to the foregoing services, Mr. Gao and Ms. Chubbs led the Board recruitment and nomination process on behalf of the Governance, Nomination, Compensation and Leadership Committee in 2021, attending approximately 14 sessions in this regard, including meetings with the external recruitment firm, candidate interviews and committee deliberations on the interview process. As the 2021 compensation structure for committees of the Board was primarily based on formal meeting attendance, and given the substantial contribution of time by Mr. Gao and Ms. Chubbs, along with participation by Mr. Wang in five of these sessions, the Governance, Nomination, Compensation and Leadership Committee (excluding those members who are receiving the additional compensation) determined to pay Mr. Gao and Ms. Chubbs additional fees of US$14,000, and Mr. Wang of US$5,000 for their substantial services outside of attending formal meetings of the committee. Such fees are consistent with our fee schedule for 2021 Board director services of US$1,000 per excess meeting. The Board approved all 2021 Board director meeting fees and fees for additional compensation.

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Director Compensation

Our director compensation program has been designed to be competitive to market. The program is generally reviewed with the assistance of an independent compensation consultant every two years to allow Lithium Americas to attract and retain qualified directors to serve on our Board. The compensation peer group for purposes of benchmarking director compensation is the same as that for our executive compensation program. See “Executive Compensation – Compensation Benchmarking” for further details.

Director compensation was increased in 2022 as a result of a benchmarking exercise completed in 2021, which will be described in our information circular for next year.

Director Fee Schedule

The 2021 fee schedule for our independent directors is set out below. The fee schedule has been in effect since July 1, 2018. Compensation we pay to our independent directors is comprised of retainers for serving on the Board/committees, and fees for attending in excess of six Board and committee meetings annually. Retainers are payable quarterly, in a combination of cash and DSUs granted as set out in Company’s current equity incentive plan (the “Plan”). Meeting fees are determined and directors are compensated in Q1 or Q2 of the following year.

Services by Independent Directors	Compensation (in cash or securities)
Annual Base Fees (generally paid/issued for last quarter’s services concurrent with Board meetings to approve quarterly/
annual filings)
Board Chair retainer	US$150,000 per year, with a minimum of US$90,000 payable
in DSUs under the Plan
Independent Director retainer (for all independent	US$100,000 per year, with a minimum of US$60,000 payable
directors other than the Board Chair)	in DSUs under the Plan
Additional Fees for Serving on Committees (generally paid in Q1 or Q2 for prior year services)
Annual Fee for acting as Chair of the Audit Committee	US$17,500 per year
and Risk
Annual Fee for acting as Chair of any other Committee	US$12,500 per year
Annual Fee for serving as a non-Chair member of	US$5,000 per year
any Committee
Meeting fees for attending Board and committee	US$1,000 per meeting
meetings in excess of 6 meetings per year
Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the extent of work expected

We also reimburse directors for reasonable travel and out-of-pocket expenses in connection with their services, including attendance at in-person meetings and site visits. Directors are also eligible to receive Options under the Plan as compensation; however, since 2018 Lithium Americas has generally awarded DSUs to directors, rather than Options. This change was based on updates made to our compensation program as recommended by the independent compensation advisor.

Independent directors are compensated for serving on special committees, with fees set by the Board at the time the special committee is formed. In 2021, there were no special committees of the Board.

2022 Management Information Circular	43

5. CORPORATE GOVERNANCE

Director Compensation Table

The table below summarizes the compensation paid to all directors other than directors who are also named executives for the year ended December 31, 2021.

In 2021, we paid a total of $715,865 in director compensation to independent directors. This excludes compensation paid to Mr. Evans, Mr. Kanellitsas, Mr. Mignacco and Mr. Rubacha who were not compensated for their services as directors.

				Non-Equity
	Fees	Share-Based	Option-Based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards	Compensation	Value	Compensation	Total
Director Name	(US$)(1)	(US$)(2)	(US$)	(US$)	(US$)	(US$)	(US$)
George Ireland	64,726	109,456	–	–	–	–	174,182
Fabiana Chubbs	72,000	73,500	–	–	–	–	145,500
Kelvin Dushnisky	6,630	61,346	–	–	–	–	67,976
Dr. Yuan Gao	71,885	71,827	–	–	–	–	143,712
Jinhee Magie	31,168	36,808	–	–	–	–	67,976
Franco Mignacco(3)	250,000	175,896	–	–	–	6,248	432,144
Gabriel Rubacha(4)	180,837	346,500	–	–	–	300,000	827,337
Xiaoshen Wang	50,212	66,317	–	–	–	–	116,529

Notes:
(1)	Cash portion of fees paid to each director.
(2)	DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs.
(3)	Mr. Mignacco is compensated for serving as the President of Minera Exar. He receives no compensation for acting as a director on the Board, and he is not a named executive for purposes of this Circular. In 2021, he received a performance share-based award of US$175,896 granted in PSUs.
(4)	Mr. Rubacha is the former President, South American Operations, serving in the role until January 31, 2021, and a former Board director serving until our 2021 annual meeting on June 10, 2021 at which he did not stand for re-election. In 2021, he received a share-based award of US$346,000 in RSUs and US$300,000 in cash in accordance with the termination provisions of his employment agreement. Subsequently, he entered into a 12-month consulting agreement ending on January 31, 2022 under which he provided the Company with advisory services for a monthly fee of US$14,167. He received no compensation for acting as a director.

The following table provides a breakdown of the fees earned by independent directors in the table above, based on the services each director provided under the fee schedule:

		Board	Committee	Board	Committee
		Retainer	Retainer	Meeting Fees	Meeting Fees	Total
Director Name		(US$)	(US$)	(US$)	(US$)	(US$)
George Ireland	Cash	49,995	4,731	10,000	–	64,726
	DSUs	100,005	9,451	–	–	109,456
Fabiana Chubbs	Cash	40,000	9,000	9,000	14,000	72,000
	DSUs	60,000	13,500	–	–	73,500
Kelvin Dushnisky	Cash	–	–	6,630	–	6,630
	DSUs	55,769	5,577	–	–	61,346
Dr. Yuan Gao	Cash	40,000	7,885	10,000	14,000	71,885
	DSUs	60,000	11,827	–	–	71,827
Jinhee Magie	Cash	22,308	2,230	6,630	–	31,168
	DSUs	33,461	3,347	–	–	36,808
Xiaoshen Wang	Cash	40,000	4,212	1,000	5,000	50,212
	DSUs	60,000	6,317	–	–	66,317

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Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our Plan as of December 31, 2021 held by our directors other than directors who are also named executives.

		Option-Based Awards			Share-Based Awards, DSUs and RSUs
						Market or	Market or
	Number of				Number of	payout value	payout value
	securities			Value of	shares or	of share-	of share-based
	underlying	Options		unexercised	units of shares	based awards	awards not
	unexercised	exercise	Options	in-the-money	that have not	that have not	paid out or
	Options	price	expiration	Options	vested	vested	distributed
Name	(#)	(C$)	date	(US$)(1)	(#)	(US$)(2)	(US$)(2)
George Ireland	60,000	4.90	Apr 4, 2022	3,792,600	117,502	3,421,658	–
	100,000	8.05	Sep 14, 2022	–	–	–	–
Fabiana Chubbs	–	–	–	–	27,950	813,904	–
Kelvin Dushnisky	–	–	–	–	1,721	50,115	–
Dr. Yuan Gao	–	–	–	–	19,428	565,743	–
Jinhee Magie	–	–	–	–	1,033	30,080	–
Franco Mignacco(3)	50,000	4.90	Apr 4, 2022	2,629,200	96,654	2,814,564	7,426,823
	60,000	8.05	Sep 14, 2022	–	–	–	–
Xiaoshen Wang	60,000	8.05	Sep 14, 2022	1,366,200	52,059	1,515,958	–
Gabriel Rubacha(4)	100,000	5.00	May 16, 2022	4,795,000	64,535(4)	1,879,259	13,157,144
	100,000	8.05	Sep 14, 2022	–	–	–	–

Notes:
(1)	The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2021 of US$29.12 and the exercise price of the Options, which is denominated in C$, translated into US$ using the December 31, 2021 Bank of Canada US$/C$ exchange rate of 1.2678.
(2)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2021 of US$29.12.
(3)	Mr. Mignacco is compensated for serving as the President of Minera Exar and holds unvested PSUs and RSUs. The reported figure reflects the maximum number of Common Shares that may become issuable. See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for further details on how we determine the value of PSUs and PSU vesting.
(4)	Mr. Rubacha was compensated as a former officer of Lithium Americas. He held unvested PSUs and RSUs as of December 31, 2021, which expired and were cancelled on February 1, 2022. The reported figure reflects the maximum number of Common Shares that may become issuable. See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for further details on how we determine the value of PSUs and PSU vesting.

We do not currently have any anti-hedging requirements applicable to directors.

2022 Management Information Circular	45

5. CORPORATE GOVERNANCE

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2021, for all directors other than directors who are also named executives:

Non-Equity
	Option-Based Awards	Share-Based Awards	Incentive Plan Compensation
	Value Vested During The Year	Value Vested During The Year	Value Earned During The Year
Name	(US$)	(US$)	(US$)
George Ireland	–	–	–
Fabiana Chubbs	–	–	–
Kelvin Dushnisky	–	–	–
Dr. Yuan Gao	–	–	–
Jinhee Magie	–	–	–
Franco Mignacco(1)	–	198,126(3)	–
Xiaoshen Wang	–	–	–
Gabriel Rubacha(2)	–	249,263(3)	–

Notes:
(1)	Mr. Mignacco is compensated for serving as the President of Minera Exar. He receives no compensation for acting as a director on the Board, and he is not a named executive for purposes of this Circular.
(2)	Mr. Rubacha is a former officer, serving until January 31, 2021, and thereafter served as a consultant until January 31, 2022. He served as a Board director until the annual meeting of shareholders held on June 10, 2021.
(3)	The numbers above reflect the maximum number of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for further details on how we determine the value of PSUs and PSU vesting.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

46

6. EXECUTIVE COMPENSATION

Program Oversight
and 2021 Highlights

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing the Company’s executive compensation program. In 2021, management in cooperation with the committee undertook a number of important initiatives to evolve our compensation practices as we prepare for our transition from development stage company to a producer of lithium products.

Highlights of our 2021 compensation program, including the executive compensation program, are set out below.

2021 Highlights
Independent	The GNCLC and management engaged an independent compensation advisor to guide the process.
Compensation	We are continuing to evolve our compensation programs and practices to align them with current market
Advisor	practices and conditions, and our stage of development.

Bi-Annual	We completed a bi-annual review in 2021 of our executive compensation program.
Executive	The focus of the review was on remaining competitive to retain and attract key talent, in an increasingly
Compensation	competitive talent market landscape.
Review

Executive	A new peer group was developed and used for executive compensation benchmarking purposes, on the
Compensation	recommendation of the independent compensation advisor.
Benchmarking	Results of the 2021 benchmarking of executive compensation will be reflected in salary increases for 2022.

Management	We established a management compensation committee (the “Management Compensation Committee”)
Compensation	to oversee compensation matters, led by our VP, Human Resources, with our CEO and CFO serving as the
Committee	other two committee members.

Better Aligned	We implemented the first part of a formalized company-wide pay-for-performance compensation plan and
Compensation	performance management program, which includes a formal process to conduct performance evaluations
with Performance	with individual goal setting, scoring and formal mid-year and year-end reviews. This process was used to evaluate performance and determine all short-term incentive (“STI”) and long-term incentive (“LTI”) awards for 2021, including for executives.
The performance management program is expected to be further enhanced in 2022 with the addition of corporate goals and objectives, a corporate performance scorecard, and individual performance awards factoring in corporate performance for the year.

At Risk Pay	We established target ranges for STI and LTI awards as a percentage of salary under the performance management program, for executives and all staff throughout the organization, resulting in a significant component of at risk pay for our executives.

Staff Wage	We tracked inflationary levels at year end in Canada and the United States, and sought GNCLC approval
Growth	for cost of living salary adjustments for non-executive staff who had not received a pay increase since
January 1, 2021, with increases taking effect in 2022.

PSU Peer Group	For LTI awards of PSUs (as defined below), we updated our peer group with a new slate of peers to
Updated	be more reflective of our current market cap, relevant industry peers and stage of development, as we continue our transition from developer to producer.

LTI Awards	LTI awards continue to vest after a three-year performance period, promoting longer-term retention and
Vesting	performance, and to align executives with long-term risks and performance of the Company.

Insider Trading	We have an insider trading policy designed to prevent insider trading while there is material information
Policy	about Lithium Americas not yet publicly disclosed. We also implement routine blackout periods under the policy during public reporting periods and non-routine blackout periods as needed, including for transactions and other material events.

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Executive Compensation Philosophy

The Company’s goal is to offer a compensation program that is competitive within a target range of select industry peers for executive compensation comparison purposes, with the overall focus of our program being to offer competitive base compensation to executives and pay for strong performance through an annual performance review program. The goals of our executive compensation program are:

  to attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

  to pay for performance of our executives through our performance awards program, which is based on individual performance and achievement of goals and objectives that furthers the interests of Lithium Americas, and adds an at risk component to executive compensation;

  to recognize the contribution of our executives to our profitability and long-term growth through the award of short-term and long-term equity incentives based on executive performance; and

  to align the financial interests of executives with the interests of our shareholders and the Company’s overall performance, through the award of equity incentives that expose executives to the risks and rewards of ownership of our Company’s equity securities.

As a development stage lithium mining and processing company targeting near-term production of of high quality lithium products, we are dependent on individuals with specialized skills and knowledge related to mining exploration and development, capital projects management, chemical processing for planned lithium products, corporate finance, human resources, legal, and other areas of business or management expertise. We operate in regions where competition for talent is increasingly competitive, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain current talent and attract new talent.

Our compensation program includes the following components: base salary, STI annual performance award generally payable 50% in cash and 50% in RSUs, LTI performance award payable in DSUs, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for our executives and staff generally.

Compensation Governance

Compensation matters are overseen by the Governance, Nomination, Compensation and Leadership Committee. All members of the committee are current or former executive officers of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The committee also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

Compensation Advisor and Peer Group Benchmarking Review

To continue to offer market competitive levels of compensation, we engaged Willis Towers Watson (“WTW”), an independent compensation advisor who has provided consulting services to the Company since 2017, to advise the Governance, Nomination, Compensation and Leadership Committee and management on our compensation program. WTW provided the following services in 2021 to enhance our executive compensation program:

  developed a peer group for executive compensation;

  conducted a bi-annual benchmark review of the executive compensation program compared to industry peers and provided views on updates to reflect market practices;

  updated the PSU performance peer group to be more reflective of the Company’s current stage of development, total assets, market capitalization, and other measures; and

  advised on compensation trends, proxy advisory voting policies and good governance practices concerning compensation.

2022 Management Information Circular	49

6. EXECUTIVE COMPENSATION

The 2021 benchmark compensation review completed by WTW, management and the Governance, Nomination, Compensation and Leadership Committee involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the United States and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of our executives with that of the peer group was assessed, together with other industry compensation reports. From there increases to executive compensation were determined, taking effect in 2022.

Fees we paid to the independent compensation advisor, WTW, for the 2021 and 2020 fiscal years are set out below.

	For the years ended December 31,
	2021 (C$)	2020 (C$)(2)
Executive compensation related-fees	$36,746	$ –
All other fees(1)	$17,558	$ –
Total fees	$54,304	$ –

Notes:
(1)	Fees relate the selection of a peer group.
(2)	No services were performed on our behalf by WTW during the year ended December 31, 2020.

There is no requirement for the Governance, Nomination, Compensation and Leadership Committee to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management. The committee plans to update its mandate in 2022 to include pre-approval as a matter of governance best practice.

Performance Evaluation and Compensation Process

Lithium Americas follows an internal compensation planning process. Parties participating in the process include management, the Governance, Nomination, Compensation and Leadership Committee and WTW who is periodically engaged to assist as an independent compensation advisor. Executive compensation decisions and recommendations by management are made by our Management Compensation Committee consisting of the CEO, CFO and VP, Human Resources. The Management Compensation Committee evaluates annual performance reviews and makes recommendations to the Governance, Nomination, Compensation and Leadership Committee on performance awards for executives other than the CEO and Executive Vice Chair. The Governance, Nomination, Compensation and Leadership Committee then reviews the recommendations in light of the Company’s compensation and retention strategy, to ensure proposed awards are aligned with the overall design of the compensation program and the Company’s business needs, and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Vice Chair are assessed by the Governance, Nomination, Compensation and Leadership Committee, which as a committee determines performance awards for these executives. Once the Governance, Nomination, Compensation and Leadership Committee and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the Governance, Nomination, Compensation and Leadership Committee with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for executives.

The Company will generally engage an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked to compensation of the selected peer group. This process will be overseen by the Governance, Nomination, Compensation and Leadership Committee, which will receive recommendations from the consultant and determine if any changes are needed to our executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost of living adjustments to base salary for executives along with other staff, and provide a recommendation for consideration by the Governance, Nomination, Compensation and Leadership Committee based on changes to indices measuring inflationary conditions in the regions where our executives and staff work.

50

Compensation Benchmarking

For 2021 executive compensation purposes, the relevant peer group benchmarking of executive compensation was completed by the Company in 2018. This peer group was recommended by WTW and was selected based on the criteria set out below.

Criteria for Selection as Compensation Peers
Group of 10 diversified mining companies
Headquartered in Canada or Australia and publicly traded
Similar to Lithium Americas based on expected level of assets, market cap, enterprise value and revenue
(after we start production)

Compensation Peer Group

The list of peers used for compensation benchmarking purposes in 2018, which is reflected in the level of compensation paid to executives in 2021 (excluding any compensation increases from 2018 to 2021), is set out below.

Compensation Peer Group
Lundin Gold Inc.	Cobalt 27 Capital Corp.
Continental Gold Inc.	Orocobre Limited
Galaxy Resources Inc.	Altura Mining Limited
Syrah Resources Limited	Nemaska Lithium Inc.
Pilbara Minerals Limited	Victoria Gold Corp.

Named Executive Officers

The named executive officers (“named executives” or “Named Executives”) set out below are the Company’s CEO, CFO, Executive Vice Chair and the two other highest paid executive officers for the 2021 fiscal year.

Named Executive	Officer’s Title
Jonathan Evans	Chief Executive Officer and President
Eduard Epshtein	Chief Financial Officer
John Kanellitsas	Executive Vice Chair
Ignacio Celorrio	President, Latin America
Alec Meikle	VP, Corporate Development

2022 Management Information Circular	51

6. EXECUTIVE COMPENSATION

Elements of Executive Compensation

The Company utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company’s executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, including as part of a	Fixed compensation, recognizing individual
	bi-annual benchmarking compensation review for	experience, performance and responsibilities
all executive officers
Attracts and promotes retention of talented
individuals as executive officers
STI Awards	50% cash bonus	Rewards performance by executives for
achieving short-term goals under our pay-for-
	50% award of RSUs with immediate vesting	performance compensation plan

Motivates executives and recognizes annual
contributions by individuals
LTI Awards	100% awarded in DSUs with performance	Promotes longer-term retention and aligns
	vesting conditions	long-term interests of our executives with those
of shareholders

At risk award that links long-term equity plan
payouts to relative share price performance

Rewards executives for industry out-performance
Retirement Savings	Annual contribution matching by Lithium	Market competitive benefit
Plan Contributions	Americas to a retirement savings plan, up to 3%
	of base salary, subject to a contribution ceiling	Encourages retirement savings by our executives
established annually (2021 – $17,214)
Health, Wellness and	Health, dental, life, critical illness and	Market competitive benefits
Other Benefits	disability insurance
Encourages and supports health and wellness for
	Health and wellness spending account	our executives

The Governance, Nomination, Compensation and Leadership Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive’s role and responsibilities within the Company. The committee’s focus is on remaining competitive in the market with respect to Lithium Americas’ total compensation program, in addition to certain components of executive compensation such as base salary.

During the year ended December 31, 2021, the bonus awards to named executives were determined based on the achievement of individual goals and objectives that were established starting with the CEO, whose top-level goals and objectives were cascaded down throughout our organization, after being approved by the Governance, Nomination, Compensation and Leadership Committee in early 2021. These goals and objectives generally reflected three broad categories:

  advancing the Caucharí-Olaroz project through construction completion to start of pre-commissioning prior to the end of 2021; obtaining relevant permits and completing other government requirements; building on existing relationships with various levels of government in Argentina; and increasing Minera Exar’s role within industry trade associations;

  advancing the Thacker Pass project engineering, mine plan development and completion of permitting required for a final investment and construction decision for the project; and

  at the corporate level, maximizing the value of the Company’s projects in line with their stage of development; securing financing alternatives for the Company’s existing debt at the start of 2021; building the corporate technical and operational oversight teams; maintaining, building on existing and creating new relationships with market analysts, investors, and government and industry groups; and executing on the required SOX attestation of internal controls over financial reporting in 2021, pursuant to the timelines and plan developed by our finance department.

52

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company’s long-term success. The Governance, Nomination, Compensation and Leadership Committee and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company’s financial resources and the following criteria, among others:

  the particular responsibilities related to the position;

  salaries paid by comparable businesses and factoring in market conditions for talent;

  the experience level of the executive; and

  the executive’s overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the Governance, Nomination, Compensation and Leadership Committee for the CEO and Executive Vice Chair. For other named executives excluding the CEO and Executive Vice Chair, the assessment is made by management and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

2021 base salaries were increased for certain individuals from 2020 as provided below, to reflect increased responsibilities or a minor salary adjustment. Generally most named executive salaries were unchanged in 2021.

Named Executive	2021 Base Salary (US$)	2020 Base Salary (US$)
Jonathan Evans	375,000	375,000
Eduard Epshtein	250,000	243,391
John Kanellitsas	350,000	350,000
Ignacio Celorrio	282,500	250,000
Alec Meikle	250,000	250,000

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the particular responsibilities of the executive’s position, the executive’s achievement of individual goals and the Company’s overall performance during the year. A target range for an STI award as a percentage of salary is set for each executive position, with actual bonuses awarded being subject to a multiplier ranging from 0 to 2, depending on actual performance for the year. STI compensation is discretionary, and generally consists of a 50% cash payment and a 50% grant of RSUs. RSUs are awarded under the Plan.

STI awards have the dual objectives of motivating executive officers that is critical to the Company’s long-term success, and for retention purposes. Both objectives were key considerations for the Company for STI awards in 2021 given the heightened concerns in North America surrounding talent retention and attrition arising from the ongoing global pandemic and growing availability of remote work.

Management determines recommendations for STI awards based on the outcome of annual performance reviews for each executive other than the CEO and Executive Vice Chair. New grants take into consideration performance for the annual period, and generally do not factor in prior grants made to an individual except if we are nearing the maximum number of Common Shares issuable under the Plan. Recommendations are submitted by management to the Governance, Nomination, Compensation and Leadership Committee for consideration and approval. The committee determines STI awards for the CEO and Executive Vice Chair. All grants of equity STI awards are approved by the Board.

2022 Management Information Circular	53

6. EXECUTIVE COMPENSATION

For 2021, the minimum, the STI target and maximum payout opportunity for each named executive is set out below, as a percentage of base salary. The STI award may be revised above or below the target set for any of our senior management, including named executives, in the Board’s discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum Payout	% of Salary Target	Maximum Payout
Jonathan Evans	0%	100%	200%
Eduard Epshtein	0%	65%	200%
John Kanellitsas	0%	75%	200%
Ignacio Celorrio	0%	75%	200%
Alec Meikle	0%	65%	200%

Starting in 2022, we have added a corporate scorecard and corporate performance weight of 25% for the calculation of STI awards to senior management. Further details about the corporate scorecard will be provided in our 2023 circular.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company’s executive compensation program. LTI compensation is awarded on the same basis as STI awards, to motivate performance by executives and promote retention, but with a stronger focus on long-term alignment of executives’ interests with those of shareholders to better align risks. Executives are also provided with an opportunity to share in the rewards of the Company’s performance, together with the associated risks of ownership of the Company’s securities.

Restricted share rights with performance vesting conditions (“PSUs”) are generally awarded to executives as LTI awards under the Plan. PSUs generally have a three-year performance vesting cycle and are subject to performance vesting conditions based on total shareholder return (“TSR”) as described below. The Company has the discretion to award Options under the Plan, but since 2018 has generally awarded PSUs to executives and RSUs to non-executives as LTI awards, rather than Options. This change was based on updates made to our compensation program as recommended by the independent compensation advisor.

LTI awards for the CEO and Executive Vice Chair are determined by the Governance, Nomination, Compensation and Leadership Committee, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the Governance, Nomination, Compensation and Leadership Committee, with all awards being determined based on performance of goals and objectives and with consideration to retention. The Governance, Nomination, Compensation and Leadership Committee then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The minimum, LTI target and maximum payout opportunity for each named executive for 2021 is set out below, as a percentage of base salary. Similar to STI awards, a LTI award may be revised above or below the target set for any of our senior management, including named executives, in the Board’s discretion on recommendation from the Governance, Nomination, Compensation and Leadership Committee within the minimum and maximum ranges provided in the table.

Named Executive	Minimum Payout	% of Salary Target	Maximum Payout
Jonathan Evans	0%	125%	200%
Eduard Epshtein	0%	70%	200%
John Kanellitsas	0%	75%	200%
Ignacio Celorrio	0%	75%	200%
Alec Meikle	0%	70%	200%

54

PSU Performance and Peer Group

PSUs vest in full three years from the grant date, and are payable in Common Shares. Performance is determined based on a comparison of TSR for Lithium Americas versus a performance peer group. The TSR for the three-year vesting period is calculated for each one-year period and for the full-three year period. The formula used to determine the performance multiplier that is used to calculate the value of PSUs is set out below, with “Year 1” starting on the date of grant.

Performance Multiplier Calculation
Performance Multiplier = Year 1 TSR (20%) + Year 2 TSR (20%) + Year 3 TSR (20%) + TSR for 3-year Vesting Period (40%)

The performance multiplier is then ranked relative to a peer group selected for purposes of benchmarking TSR and PSU grants to determine the payout factor, as follows:

Relative TSR Performance Multiplier	Payout Factor
Below 25th Percentile	0x
25th Percentile	0.5x
50th Percentile	1.0x
75th Percentile and above	2.0x

The PSU peer group was updated in 2021 to better align it with the Company’s current stage of development, based on the following criteria: asset value, market capitalization, total enterprise value, and 1, 5 and 10-year share price correlation to our share price. Peers were selected from the diversified metals and mining, specialty chemicals, and fertilizers and agricultural chemicals industries. Geographic locations of peers are the United States, Australia, Canada and one peer based in Chile. The new peer group that applies for PSUs granted in 2021 is set out below, and was recommended by the independent compensation advisor and approved by the Board pursuant to the Governance, Nomination, Compensation and Leadership Committee’s recommendation.

PSU Peer Group
Albemarle Corporation	Orocobre Limited	Ferro Corporation
Sociedad Química y Minera de Chile (SQM)	Livent Corporation	Materion Corporation
IGO Limited	Imerys S.A.	Largo Resources Ltd.
Pilbara Minerals Limited	Cabot Corporation	AMG Advanced Metallurgical Group NV
MP Materials Corp.	Minerals Technologies Inc.	Syrah Resources Limited

Vested PSUs are settled in Common Shares upon exercise, with the number of Common Shares calculated based on the payout factor from the TSR calculation described above.

Benefits

We provide a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for our employees, including named executives. We also offer annual retirement savings plan contribution matching, as further described in the table under “Elements of Compensation”.

Other Compensation Objectives

Named executives are encouraged to hold a share ownership position in the Company, although there are no specific requirements to do so. The Company does not currently have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Company continues to build out its executive compensation program as its moves towards its goal of becoming a lithium producer.

2022 Management Information Circular	55

6. EXECUTIVE COMPENSATION

Management of Risks

The Governance, Nomination, Compensation and Leadership Committee and the Board regularly assess the implications of the risks associated with the Company’s compensation policies and practices. The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the committee’s Charter, the Governance, Nomination, Compensation and Leadership Committee has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage named executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

2021 Individual Performance and STI and LTI Awards

2021 STI awards for named executives based on their individual performance scorecards are set out in the table below.

		Target Grant	Individual	Number of RSUs	STI Award
	Base Salary	(% of Base	Performance	Awarded as	Value
Named Executive	(US$)	Salary)	Score	STI Award(1)	(US$)
Jonathan Evans	375,000	100%	2.33	2,513	61,875
Eduard Epshtein	250,000	65%	2.50	1,650	40,625
John Kanellitsas	350,000	75%	2.40	2,133	52,500
Ignacio Celorrio	282,500	75%	2.50	2,152	52,969
Alec Meikle	250,000	65%	4.00	6,499	162,500

Note:
(1)	Based on the five-day VWAP of US$24.62 calculated as of the day prior to the grant date.

The calculated 2021 LTI awards granted to named executives based on their individual performance scorecards, and adjusted for long-term retention purposes are set out in the table below. 2021 PSU awards were granted in January 2022 and will vest in January 2025.

		Target Grant	Individual	Factor	LTI Award	Number of PSUs
	Base Salary	(% of Base	Performance	of Target	Value(1)	Awarded as
Named Executive	(US$)	Salary)	Score	Awarded	(US$)	LTI Award
Jonathan Evans	375,000	125%	2.33	100%	$799,490	19,040
Eduard Epshtein	250,000	70%	2.50	60%	$179,087	4,265
John Kanellitsas	350,000	75%	2.40	100%	$447,739	10,663
Ignacio Celorrio	282,500	75%	2.50	90%	$325,254	7,746
Alec Meikle	250,000	70%	4.00	125%	$444,632	10,589

Note:
(1)	The fair value of PSUs was estimated at US$41.99 per unit using Monte-Carlo simulation approach and in accordance with IFRS 2: Share-Based Payments.

56

2021 Individual Performance of Named Executives

The table below summarizes the achievements of named executives in their 2021 individual performance scorecards, which are used to determine STI awards, and to a certain extent LTI awards as further described in this Circular. This includes contributions to advance our development stage projects and corporate prospects.

2021 Achievement Highlights		Performance Score
Jonathan Evans	Oversaw the capital raise of US$400M, strengthening our balance sheet and providing	2.33
increased corporate flexibility to support continued development of Thacker Pass
	along with strategic investments.	Between meets
expectations with
	Oversaw the convertible debenture raise of US$259M that allowed us to repay the	some exceptions,
	senior secured credit facility, thereby enabling strategic optionality to the Company.	and meets
expectations
Advanced or completed a number of strategic initiatives including the acquisition of
Millennial Lithium and investment in Arena Minerals Inc. (“Arena Minerals”).

Progressed the development of corporate level capabilities in key areas including operational and technical team build-out, and the implementation of new departments including Capital Projects and Human Resources, with the recruitment of key hires to lead these functional areas, including an SVP Capital Projects and a VP
Human Resources.
Eduard Epshtein	Contributed significantly to safety, governance and compliance in operating and	2.50
finance activities through the creation and implementation of an emergency response
	plan and risk management oversight program.	Between meets
expectations with
	Oversaw the preparation for and completion of our first SOX audit attestation of	some exceptions,
	internal controls over financial reporting.	and meets
expectations
Progressed the development of corporate level capabilities in key areas including the
Information Technology and Finance departments through the recruitment of key hires in those areas.

Enhanced shareholder and other stakeholder engagement activities; and performed strongly in external communications with the market.
John Kanellitsas	Played a key role in driving the process to advance financing and repay the senior	2.40
secured credit facility, supporting the work to provide strategic optionality to the
	Company.	Between meets
expectations with
	Oversaw initiatives to significantly enhance and improve the organization structure	some exceptions,
	for the Caucharí-Olaroz project, add human capital to the team at Minera Exar and the	and meets
	South American team for the Company, improve the funding structure, secure project	expectations
capital, advance business development initiatives and reduce execution risks for the project.

Led the initiative to promote strong cultural and safety practices, including governance and ESG initiatives at the Caucharí-Olaroz project.
Ignacio Celorrio	Led key initiatives to advance permitting for Caucharí-Olaroz in Argentina with local,	2.50
provincial and federal governments and regulators, and oversaw negotiations to
	establish or amend key agreements.	Between meets
expectations with
	Oversaw local efforts in Argentina in support of the Millennial Lithium acquisition and	some exceptions,
	the investment in Arena Minerals, including legal review and due diligence.	and meets
expectations
Implemented several key staffing/organizational improvements at the Caucharí-Olaroz project level, and to build-out the Latin America corporate team for the Company.

Led several improvements to financial controls and structuring to optimize processes at the operational level in Argentina, and at the corporate level.

Oversaw several organizational improvements and other process improvements to successfully manage the operational response at Minera Exar to COVID-19 and other supply chain challenges, and to ensure continued project execution for the Caucharí-
Olaroz project.

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6. EXECUTIVE COMPENSATION

2021 Achievement Highlights		Performance Score
Alec Meikle	Increased our available liquidity and de-risked our balance sheet by securing a more	4.00
	flexible source of financing to replace the senior secured credit facility, through
	completion of the US$259M convertible debenture financing.	Fully exceeds
		expectations
	Led the Millennial Lithium acquisition and investment in Arena Minerals, developing
	and implementing strategy and overseeing execution.

	Increased the Company’s liquidity and de-risked the financing process for the Thacker
	Pass project by enhancing our balance sheet with the US$400M equity offering.

	Responsible for growing and strengthening relationships with key investment banks
	and strategic partners to further advance our financing and strategic initiatives.

Performance Graph

The graph and table on the following page compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from October 1, 2016 (prior to which the Company had a September 30th year-end) to December 31, 2021:

As shown in the graph above, during the fiscal year ended December 31, 2021, our Common Share price significantly outperformed the S&P/TSX Composite Index for the 2021 calendar year. This trend has continued since December 31, 2019. The Company believes that our outperformance was largely due to the advancements of construction of the Caucharí-Olaroz project, permitting progress for Thacker Pass project, announcements by major car manufacturers of their plans to transition to electric models and improved long-term outlook for lithium demand from battery manufacturers and the electric vehicle industry. The Company’s share performance over the last five years was mainly influenced by the state of lithium markets and prices, and the advancement of the Company’s lithium projects.

The trend in overall compensation paid to the Company’s executive officers over the past three years has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Index. Given the Company’s stage of development, our Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of Options, PSUs and RSUs is influenced by our Common Share price performance.

58

Summary Compensation Table

The following table sets out all compensation for named executives in 2021, 2020 and 2019, including direct and indirect compensation:

					Non-Equity
			Equity-Based		Incentive Plan
			Compensation		Compensation
			(US$)		(US$)
Name and			Share-Based	Option-Based	Annual	Pension	All Other	Total
Principal		Salary	Awards	Awards	Incentive	Value	Compensation(5)	Compensation
position	Year(1)	(US$)	(US$)(2)(3)	(US$)(4)	Plans(3)	(US$)	(US$)	(US$)
Jonathan Evans,(6)(7)(8) President and CEO	2021	375,000	861,365	–	61,875	–	39,370	1,328,190
	2020	375,000	818,881	–	356,250	–	28,652	1,578,783
	2019	361,875	565,880	–	28,333	–	–	956,088
Eduard Epshtein, CFO	2021	250,000	219,712	–	40,625	–	19,149	529,486
	2020	243,391	341,613	–	81,250	–	19,130	685,384
	2019	220,000	253,342	–	70,000	–	–	543,342
John Kanellitsas,(6) Executive Vice Chair	2021	350,000	500,239	–	52,500	–	37,886	940,625
	2020	350,000	598,039	–	166,250	–	48,390	1,162,679
	2019	350,000	623,735	–	175,000	–	–	1,148,735
Ignacio Celorrio, President Latin America	2021	282,500	378,224	–	52,969	–	59,325	773,018
	2020	250,000	500,552	–	100,000	–	52,500	903,052
	2019	194,500	132,458	–	37,500	–	40,845	405,303
Alec Meikle, VP Corporate Development	2021	250,000	607,133	–	162,501	–	32,109	1,051,743
	2020	250,000	525,553	–	150,000	–	31,902	957,455
	2019	228,649	354,917	–	51,750	–	–	635,316

Notes:
(1)	Financial years ended December 31, 2021, December 31, 2020 and December 31, 2019.
(2)	Share-based awards consist of RSUs, PSUs and DSUs granted under the Company’s equity incentive plan, as amended from time to time. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date.
(3)	Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in each year disclosed in the table.
(4)	This column includes the grant date fair value of all Options granted and vested during the year. The fair values were estimated using the Black-Scholes valuation model, as described in Note 9 to the Company’s audited consolidated financial statements for the year ended December 31, 2018.
(5)	Other compensation includes the extended health benefits plan and RRSP/Simple IRA account contributions made by the Company.
(6)	During the years ended December 31, 2021, 2020 and 2019, Mr. Kanellitsas and Mr. Evans were also directors of the Company, and received $Nil fees in connection therewith.
(7)	Mr. Evans was appointed as President and Chief Operating Officer in September 2018, and appointed as CEO, President and a director in May 2019 following our former CEO, Mr. Hodgson’s concurrent retirement.
(8)	Mr. Evans continues to hold 9,744 DSUs earned while he was an independent director of the Company.

Named executives who are also Board directors of our Company are not compensated for their services as directors.

2022 Management Information Circular	59

6. EXECUTIVE COMPENSATION

Fair Value of Stock Option Grants, RSUs, PSUs and DSUs

Under the Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2018 review of the Company’s Board compensation and LTI compensation for executives by WTW, the Board determined that equity incentives for executive officers should be in the form of RSUs and PSUs (for short- and long-term incentive compensation, respectively), and DSUs to directors, rather than Options. The fair value of Options previously granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2021, including awards granted during 2021 to each named executive, are set out below.

		Option-Based Awards(1)			Share-Based Awards(1)
							Market or
	Number of					Market or	payout value
	securities			Value of	Number of	payout value	of share-based
	underlying	Option		unexercised	shares or units	of share-based	awards not
	unexercised	exercise	Option	in-the-money	of shares that	awards that	paid out or
	Options	price	expiration	Options	have not vested	have not vested	distributed
Name	(#)	(C$)	date	(US$)(2)	(#)	(US$)(3)	(US$)(3)
Jonathan Evans, President and CEO	60,000	8.05	Sep 14, 2022	1,366,200	390,911	11,383,328	–
Eduard Epshtein, CFO	30,000	4.90	Apr 4, 2022	2,579,400	44,393	1,292,743	4,708,209
	80,000	8.05	Sep 14, 2022
John Kanellitsas, Executive Vice-Chair	100,000(4)	2.35	Mar 30, 2021	10,411,500	978,815	28,532,213	–
	160,000(4)	4.90	Apr 4, 2022
	160,000(4)	8.05	Sep 14, 2022
Ignacio Celorrio, President Latin America	50,000	4.90	Apr 4, 2022	2,629,200	45,532	1,325,892	2,931,171
	60,000	8.05	Sep 14, 2022
Alec Meikle, VP Corporate Development	–	–	–	–	77,378	2,253,258	2,313,691

Notes:
(1)	The Company’s audited consolidated financial statements for the year ended December 31, 2021 use C$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 13 thereto.
(2)	The value of unexercised “in-the-money options” is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2021 of US$29.12 and the exercise price of the Options, translated into US$ using the December 31, 2021 Bank of Canada US$/C$ exchange rate of 1.2678.
(3)	The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2021 of US$29.12. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such PSUs (with the minimum number being equal to zero Common Shares, and the target at this time being equal to one Common Share – or half the value presented above). See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer Group” for further details on how we determine the value of PSUs and PSU vesting.
(4)	Pursuant to the terms of the arrangement agreement between the Company and former Lithium Americas Corp. dated June 30, 2015, options to purchase common shares in the capital of former Lithium Americas Corp. held by Mr. Kanellitsas were exchanged for Options to purchase Common Shares, with all other terms and conditions applicable to such Options remaining the same (e.g. expiration term, vesting conditions, etc.).

60

We do not currently have any anti-hedging requirements applicable to named executives.

Value of Awards Vested or Earned in 2021

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2021 for each named executive:

			Non-Equity Incentive Plan
	Option-Based Awards Value	Share-Based Awards Value	Compensation Value Earned
	Vested During the Year(1)	Vested During the Year(2)	During the Year
Name	(US$)	(US$)	(US$)
Jonathan Evans, President and CEO	–	519,596	–
Eduard Epshtein, CFO	–	186,554	–
John Kanellitsas, Executive Vice-Chair	–	394,676	–
Ignacio Celorrio, President Latin America	–	148,198	–
Alec Meikle, VP Corporate Development	–	205,123	–

Notes:
(1)	The “value vested during the year” with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.
(2)	The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date.

PSUs granted under the Plan are the only incentive awards made, earned, paid or payable to named executives that depend on achieving certain performance goals or similar conditions within a specific period.

Other Compensation and Pension Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

Employment Agreements

Lithium Americas has entered into employment agreements with each of its named executives that were based on market conditions at the time of appointment. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive, the compensation and benefits to be provided by the Company in exchange for the executive’s services and the compensation and benefits to be provided by the Company in the event of a termination of employment. This summary is conditioned upon the specific terms and conditions of each named executive’s employment agreement, our Plan, and any benefits plan we provide to the named executive.

The employment agreements with named executives set out the terms under which we have agreed to compensate our named executives if the named executive is terminated with or without cause, or where there is a Change of Control (as defined below) and the named executive is either terminated without cause or resigns from their employment for Good Reason (as defined below), in either case within 12 months of the Change of Control.

A “Change of Control” under our employment agreements with named executives will generally occur when (i) there is a change in the majority of the Board at an election of directors; (ii) any form of transaction occurs resulting in any person, or group of persons acting jointly or in concert, acquiring beneficial ownership, control or direction over 50% or more of the Company’s outstanding voting securities; (iii) the Company disposes of 50% or more of its assets, other than to a wholly-owned subsidiary or in an internal reorganization of the Company’s business; (iv) any form of transaction occurs that results in the Company being acquired by a third party where the transaction requires Shareholder approval, and excluding an internal reorganization of the

2022 Management Information Circular	61

6. EXECUTIVE COMPENSATION

Company’s business; or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business.

“Good Reason” generally means: (i) a reduction in the named executive’s title, duties or responsibilities; (ii) a material reduction in the named executive’s base salary or benefits; (iii) a failure by the Company to pay amounts due to the named executive within 15 days of their due date; or (iv) the Company’s material breach of the executive’s employment agreement that is uncured by the Company for 15 days after receiving notice of the breach from the named executive. An executive whose departure is based on Good Reason grounds must provide us with notice setting out the basis for claiming a Good Reason termination of their employment agreement. For a Change of Control, any termination without cause or termination for Good Reason of a named executive within 12 months of the Change of Control will trigger the Change of Control benefits set out below.

Termination and Change of Control Benefits

The following table summarizes the termination and Change of Control benefits for the named executives:

EVENT OF TERMINATION
Change of Control (and
within 12 months named
executive is terminated
ELEMENT OF				without cause, or resigns
COMPENSATION	Resignation or Retirement	Termination Without Cause	Termination With Cause	for good reason)
Salary	–	Lump sum severance	–	Lump sum payment of
		payment of 12 months		salary (24 months for
		salary		CEO, CFO & Executive
Vice Chair, and
18 months for other
named executives)
Annual Bonus	–	Bonus named executed	–	Bonus named executed
		would have earned		would have earned
		during the severance		during the severance
		period		period
STI Awards	–	RSUs and Options are	RSUs and Options are	RSUs and Options are
		dealt with according to	dealt with according to	dealt with according to
		the Plan	the Plan	the Plan
LTI Awards	Unvested PSUs or RSUs	Unvested PSUs or RSUs	Unvested PSUs or RSUs	Immediate vesting of
	are forfeited	are forfeited	are forfeited	all unvested PSUs and
RSUs, and immediate
settlement in Common
Shares
Benefits	–	Benefits continue for the	Coverage ceases	Benefits continue for the
		severance period		severance period

		Payout of outstanding		Payout of outstanding
		vacation and severance		vacation and severance
		period vacation		period vacation

62

The following table discloses the estimated amounts payable to named executives for a termination without cause or a Change of Control, assuming a date of termination of December 31, 2021 in each scenario:

	Element of	Termination Without Cause	Change of Control(1) (2)
Named Executive Officer	Compensation	US$(2)	US$
Jonathan Evans	Salary	375,000	750,000
	Bonus	61,875	123,750
	Equity	861,365	1,722,730
	Other	39,370	78,740
Eduard Epshtein	Salary	250,000	500,000
	Bonus	40,625	81,250
	Equity	219,712	439,424
	Other	19,149	38,278
John Kanellitsas	Salary	350,000	700,000
	Bonus	52,500	105,000
	Equity	500,239	1,000,478
	Other	37,886	75,772
Ignacio Celorrio	Salary	282,500	423,750
	Bonus	52,969	79,454
	Equity	378,224	567,336
	Other	59,325	88,988
Alec Meikle	Salary	250,000	375,000
	Bonus	325,002	487,503
	Equity	607,133	910,700
	Other	32,109	48,163

Notes:
(1)	The entitlement of the named executives to payment upon a Change of Control is not necessarily in substitution for, and may be in addition to, amounts payable to such named executives upon termination by the Company.
(2)	Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

2022 Management Information Circular	63

7. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

SECURITIES AUTHORIZED
FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS

The Plan is our only equity incentive plan and governs all equity incentives awarded by Lithium Americas, including RSUs, PSUs, DSUs and Options. We are permitted to issue an aggregate of 14,400,737 Common Shares under the Plan, based on the number of Common Shares issued and outstanding as of April 1, 2020.

The following information is as at the Company’s financial year ended December 31, 2021:

Number of securities remaining
	Number of securities to be issued		available for future issuance
	upon exercise of outstanding	Weighted-average exercise price	under equity compensation plans
	Options, RSUs, DSUs, PSUs	of outstanding Options	(excluding securities reflected
	and rights	C$	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation	5,582,428	7.06	4,701,199
plans approved by the
securityholders(1)
Equity compensation	–	–	–
plans not approved by the
securityholders
Total	5,582,428	7.06	4,701,199

Note:
(1)	The aggregate number of Common Shares that may be reserved for issuance under the Plan is 14,400,737. As of the date of this Circular, a balance of 7,508,762 Common Shares (representing approximately 5.5% the Company’s current issued and outstanding Common Shares) is available for future grants under the Plan.

Annual Burn Rate Under the Plan

The annual burn rate of the Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. “Awards” for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

		Weighted average number of
		Common Shares outstanding
	Number of Awards awarded	during the applicable	Annual burn rate
	under the Plan	financial year	((a)/(b))
Financial Year ended December 31	(a)	(b)	(c)
2021	442,442	118,808,000	0.37%
2020	930,979	91,831,000	1.01%
2019	1,734,845	89,138,000	1.9%

66

Summary of the Plan

Overview

Below is a summary of the material terms of the Plan, which was adopted on April 5, 2020 and received the approval of Shareholders on May 7, 2020. This summary is qualified in its entirety by reference to the specific terms of the Plan, a copy of which is available under the Company’s profile on SEDAR.

Equity Compensation Plan Summary
Plan Type and Common	Fixed equity compensation plan, with maximum number of equity awards disclosed in the next table,
Shares Available for	pursuant to TSX and NYSE requirements. Any increase to the maximum number of awards must be
Award Grants	cleared with TSX and NYSE, and would generally require shareholder approval.

Eligible Participants	Directors, executive officers, employees and consultants of the Company and our subsidiaries are eligible for awards under the Plan.

Award Types	RSUs, PSUs, DSUs and Options may be awarded under the Plan to all eligible participants.

Approval of	Under the Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are
Award Grants	generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of RSUs, without Board approval of individual grants. This is generally used for grants to new hires.

Vesting Periods	Vesting periods are determined at the Board or CEO’s discretion upon grant. RSUs generally vest immediately for STI awards, or cliff-vest after three years for LTI awards. If granted for other purposes, RSUs typically vest on the grant anniversary over a period of up to three years.
PSUs generally cliff-vest after three years, as they are granted as LTI awards under the executive compensation program. DSUs generally vest on the 20th business day after an independent Board director ceases to hold the position.

Options – Term, Grant	Options generally have a term of five years for exercise upon the payment of an exercise price that is
Date, Exercise Price and	set at the time of grant. At the end of the exercise period, Options expire. The grant date is generally
Expiry Date Extension	set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant
for Blackout Periods	date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The Company has not granted Options under its compensation programs since the first quarter of 2018.

The Board typically sets the exercise price for Options, which under the Plan cannot be less than the five-day volume-weighted average trading price (“VWAP”) of the Common Shares on the TSX immediately prior to the grant date.

Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.

Cashless Exercise	The Plan provides for cashless exercise of Options by allowing the holder to forego their Options
of Options	in exchange for receiving a set number of Common Shares determined by calculating the “in the money” value of the Options (i.e. the fair market value of the Common Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Common Shares.

RSU Terms	Vested RSUs are settled in Common Shares issued by the Company. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the RSUs vest for tax purposes.

2022 Management Information Circular	67

7. SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Summary
PSU Terms	PSUs are generally awarded as RSUs under the Plan with performance vesting conditions.

PSUs vest three years after grant and are subject to vesting conditions tied to the Common Share price performance relative to the share price performance of a PSU peer group of public companies.
See “Executive Compensation, Elements of Executive Compensation, PSU Performance and Peer
Group” for further details on how the performance and value of PSUs is calculated.

Vested PSUs are settled by the Company issuing an equivalent number of underlying Common
Shares. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the RSUs vest for tax purposes.

DSU Terms	DSUs are generally granted to independent directors on the Board only, as part of our Board compensation program. The number of DSUs granted is determined by the five-day VWAP of the
Common Shares on the TSX immediately prior to the date of Board approval of the grant.

DSUs vest and are settled in Common Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.

Change of Control	A change of control event, as defined under the Plan, will trigger the immediate vesting of all
Vesting Acceleration	outstanding and unvested RSUs, PSUs and Options.

DSUs are not covered by a change of control provision under the Plan as they vest upon departure of the Board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.

Dividends	If our Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Common
Shares as of the applicable dividend record date are entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Common Shares on the TSX.

Insider Award Limits	Common Shares issued or issuable to insiders under the Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Common Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider’s associates in any one-year period; and a 5%
cap for any individual, at any given time.

Awards Transfers and	Transfers of Plan awards are generally not permitted, except if a holder dies. Generally only holders
Exercises	can exercise Plan awards.

Effect of Retirement,	Generally any unvested awards under the Plan are forfeited if the holder retires or is terminated
Termination, Other	prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such
Events on Unvested	cases, but would only do so in limited and exceptional circumstances. Vesting of RSUs and PSUs is
Awards	automatically accelerated if there is a total disability or death of a holder.

Plan Amendments	Generally, the Board may amend the Plan without approval of Shareholders in certain circumstances, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Plan; and the period to exercise outstanding Options generally cannot be extended beyond five years.

The types of Plan changes that could be made by the Board without Shareholder approval generally include: minor clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.

Shareholder approval is required if the fixed number of awards available for grant under the Plan will be increased; changes will be made to insider award limits under the Plan; and for certain changes to outstanding Options, as described in the Plan.

68

Plan Share Issuance Limits

Maximum aggregate number of Common Shares that may be	14,400,737
subject to issuance under the Plan, together with any other
securities-based compensation arrangements of the Company	(represents 16% of issued and outstanding Common Shares
as of April 1, 2020, per TSX rules)
Options as of May 6, 2022	1,262,500
RSUs as of May 6, 2022, including the maximum number of	3,954,516
Common Shares issuable pursuant to outstanding PSUs
DSUs	238,241
Common Shares outstanding under the Plan	5,455,257
(represents approximately 4.1% of issued and outstanding
Common Shares as of the date of this Circular

2022 Management Information Circular	69

8. FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING
STATEMENTS

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking statements generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

In particular, this Circular contains forward-looking statements, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: commitment to responsible and sustainable resource development and updates to the Company’s ESG strategy; identification of opportunities to further reduce expected carbon intensity; implementation of initiatives for the restoration and protection of great basin sagebrush; development of policies to address and formalize the Company’s commitment and expected performance in emerging social and humanitarian issues of concern to the Company’s employees and stakeholders; commitment to diversity initiatives and goals in respect of talent acquisition and retention matters and the oversight thereof by the Governance, Nomination, Compensation and Leadership Committee; provision of training throughout the Company to address health and safety risks and other matters; commitment to transparent, timely and effective communication with Shareholders; disclosure of future waivers from the requirements of the Code granted to directors or executive officers; disclosure of 2022 developments in the Company’s 2023 information circular; planned updates to the Company’s policies and Board or governance-related documents; and enhancement of the Company’s performance management system.

Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of providing information about management’s current expectations and plans.

72

300 – 900 West Hastings Street
Vancouver, British Columbia V6C 1E5
www.lithiumamericas.com